14/8.



03045129

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Japan Airlines System

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 122 FISCAL YEAR 3-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/15/03

Japan Airlines System

Annual Report 2003

Year ended March 31, 2003


JAL
JAPAN AIRLINES
088

Profile

Japan Airlines System Corporation was established on October 2, 2002, by means of a share transfer, as the holding company for two subsidiaries: Japan Airlines Company, Ltd. and Japan Air System Co., Ltd. As an integrated air transportation group with comprehensive strengths, the new JAL Group is committed to binding together peoples, cultures, and hearts, and contributing to the peace and prosperity of the world.

The JAL Group is taking maximum advantage of its business integration to build a solid corporate foundation with a good balance of international and domestic routes, with the aim of standing in the front rank of the world's air transportation groups. The mission of the reborn JAL Group is to combine all of its personnel together as a single vector and become a global leader in air transportation in terms of both service quality and business volume, at the same time strengthening the foundations of its business and maximizing corporate value.

With our brand message "Dream Skyward," we will ensure constant flight safety and further improve service quality in line with what our customers want. We will also endeavor to deliver appropriate returns to shareholders, customers, and all other stakeholders.

Corporate Philosophy

- The relentless pursuit of safety and quality
- Thinking and acting from the standpoint of customers
- Taking actions to maximize corporate value
- Fulfilling obligations to society
- Placing value on diligence and the willingness to take on new challenges

Contents

Tokyo International Airport

Consolidated Financial Highlights

Japan Airlines System Corporation and Consolidated Subsidiaries
For the Years Ended March 31, 2003, 2002 and 2001

			Millions of yen	Thousands of U.S. dollars
Years ended March 31,	2003	2002 (Pro forma)	2001 (Pro forma)	2003
For the Year:				
Operating Revenues	¥2,083,480	¥2,029,481	¥2,122,158	$17,362,333
Operating Expenses	2,072,891	2,030,522	2,025,775	17,274,091
Operating Income (loss)	10,589	(1,041)	96,383	88,241
Net Income (loss)	11,645	(35,797)	43,263	97,041
Net Income Per Share (yen and dollars)	¥ 5.92	—	—	$ 0.049
At Year-End:				
Long-Term Debt	¥1,094,285	¥1,132,238	—	$ 9,119,041
Stockholders' Equity	254,256	254,803	—	2,118,800
Total Assets	2,172,284	2,294,836	—	18,102,366
Shares Issued (thousands)	1,980,465	—	—	

Note: The U.S. dollar amounts in this annual report are translated from yen amounts, solely for convenience, at ¥ 120=U.S.$1.00, the exchange rate prevailing on March 31, 2003 (see Note 2 to the Consolidated Financial Statements).

Note: Figures shown in this report for fiscal 2002 and fiscal 2001 are simple additions of the figures for the Japan Airlines Group and the Japan Air Systems Group.

Consolidated Operating Highlights

Japan Airlines Company, Ltd. and Consolidated Subsidiaries
For the Years Ended March 31, 2003 and 2002

Years ended March 31,		2003	2002	Change (%)
Revenue passengers carried (number of passengers):	Domestic	46,520,059	46,311,761	0.4
	International	14,640,627	14,059,562	4.1
	Total	61,160,686	60,371,323	1.3
Revenue passenger-km (1,000 passenger-km):	Domestic	34,854,145	34,537,930	0.9
	International	69,959,085	66,302,882	5.5
	Total	104,813,230	100,840,812	3.9
Revenue passenger-load factor (%; percentage point change):	Domestic	65.3	64.8	0.5
	International	69.0	69.1	-0.1
	Total	67.8	67.6	0.2
Revenue ton-km performed (1,000 ton-km):	Domestic	3,068,380	3,053,557	0.5
	International	11,052,885	10,296,816	7.3
	Total	14,121,265	13,350,373	5.8
Revenue weight-load factor (%; percentage point change):	Domestic	48.7	48.5	0.2
	International	66.3	65.6	0.7
	Total	61.5	60.7	0.8

Notes: 1. Ratios and percentages have been rounded to the nearest tenth of a percent.
2. Other figures less than one thousand, except for passengers carried, have been discarded.



Isao Kaneko, President and CEO. Honored in 2003 by *Orient Aviation* (globally respected Asia-Pacific airline industry magazine) as "Personality of the Year." Praised for powerful leadership during the business integration of JAL and JAS.

Business Performance

In the face of the mounting uncertainty about the future course of the world economy during the year, there were moves towards a recovery in certain quarters of the Japanese economy, reflected in pick-ups in some corporate earnings. However, factors such as the ongoing sluggishness of consumer spending meant that the employment situation remained severe, and disposable incomes continued to be weak.

> ***The reborn JAL Group aims to stand in the front rank of the world's air transportation groups***

The new JAL Group aims to be in the front rank of the world's air transportation groups. To that end we have taken steps that include strengthening competitiveness by optimizing the benefits of integration, enlarging our network, making route operation and management resources more efficient, and improving our flight schedules. Here are some of the other measures we have been taking to ensure early optimization of the effects of the integration.

- Unifying passenger sales activities by concentrating them on a passenger sales subsidiary
- Merging subsidiaries for the planning and production of travel goods to create a system of one company for domestic travel and one for international travel
- For cargo sales, centralizing work by concentration on a sales subsidiary
- Concentrating urban and airport facilities so as to reduce leasing and other costs
- Merging subsidiaries in the fields of finance and leasing
- Establishing a company dedicated to accounting by spinning-off the accounting divisions of the main operating companies

In parallel with these measures, a series of steps have been taken to enhance sales competitiveness. First, administration has been centralized through the linkage of the mileage programs and amalgamation of the sales structure. In addition, we have been building a Group brand structure to maximize brand strength, including by introducing a unified brand with a new logo, redesigning the aircraft livery, and unifying the brands of package-tour products.

The preparations we have been making for the integration of the JAL and JAS computer systems in April 2004 give the utmost priority to retaining the confidence of customers and enhancing their convenience. We have also done as much as possible to begin providing an integrated service, including by partially unifying the reservation systems.

> ***Measures to maximize the effects of the integration will be implemented steadily***

The effect of all the efforts we made over the year was to generate consolidated Group operating revenues of ¥2,083,480 million (US$17,362 million), and net income of ¥11,645 million (US$97 million).

Future Tasks

The state of the Japanese economy is likely to remain very difficult, characterized by the persistence of deflation and the ongoing delay in achieving a recovery. In the airline industry, the operating environment of and the whole JAL Group is expected to be extremely difficult, on both international and domestic routes. This is principally because of the steep slump in demand and the fear that a recovery will be delayed, resulting from factors such as the military action in Iraq, the spread of Severe Acute Respiratory Syndrome (SARS), and the protracted economic recession.

Against this backdrop, as a holding company with the mission of overseeing the Group as a whole and of maximizing the value of Group companies, our task will be to take charge of Group strategies, resource allocation, external activities, and the management of the operating companies. The tasks of the operating companies will be to maintain the safety of operations, draft and implement business plans, devise and carry out market strategies, and ensure that the efficiency of assets is raised and earnings are maximized.

> ***The entire Group will supply goods and services from a customer perspective***

In the sphere of route operation, the airline operators within the Group will join together to ensure the active and efficient management of routes in a way that ensures the integration is effected steadily, and that its effects are maximized.

As regards the form in which our business will be managed, in the spring of 2004 JAL and JAS will be reorganized into Japan Airlines International, which will take charge of international passenger operations and cargo operations, and Japan Airlines Domestic, which will be responsible for domestic passenger operations. That will be followed by ongoing steps to carry the integration process still further, with the aim of assuring efficient management attuned to the characteristics of each business field.

Our basic policies for computer system integration are to implement it in a sound and reliable manner, and to give priority to customer-related systems. In line with these, the Passenger Core Systems will be integrated by April 2004, and the other internal systems will be integrated successively from FY2003 through FY2004.

As ever, our dedication to safety will remain absolute. The maintenance of safe operations is the very cornerstone of the existence of the JAL Group, and to that end we will continue to enhance all aspects of safety. For risk-management purposes the safety-management structure will be further strengthened, and all personnel will do their utmost to maintain and increase the safety factor in our products and services, not only in areas associated directly with safety, such as flight operations, maintenance, cabins, airports, cargo, and passengers, but also at every company in the Group.

By implementing a diversity of measures such as these, our aim is to triumph over the difficult operating environment, maximize the benefits of the integration, and live up to the confidence placed in us by our shareholders. We hope to receive your continuing understanding and support.

July 2003



Isao Kaneko
President and CEO



Q Looking back on fiscal 2002, what sort of year was it overall?

A Our primary task in fiscal 2002 was to ensure that the business integration between JAL and JAS was implemented as swiftly and as smoothly as possible. Task No.2 was to expedite a recovery in business performance from the slump that we had experienced following the terrorist attacks on the United States in September 2001.

Since the new runway at Narita Airport was opened for use in April 2002, we have been able to expand our network of routes and frequency of flights to East Asian countries, particularly China. Thanks to this, in spite of the sharp drop in revenues on international routes following the 2001 September 11 attacks, we have succeeded in getting back on the revenue growth track. Following the initial business integration of JAL and JAS in October last year, there are now only two major nationwide airline groups in the Japanese domestic market (the other being ANA), and, as we predicted, competition has become increasingly fierce.

Demand is steady, but the average yield per seat has declined owing to further discounting on group fares. This led to a decline in domestic operating revenues of ¥20.8 billion (US$173.3 million) for the term under review.

Cargo operations were favorable throughout the fiscal 2002 term, and thanks to this, operating revenues on a consolidated basis rose ¥54 billion (US$450 million) year-on-year and operating income was up ¥11.6 billion (US$96.7 million). Net income came to ¥10.7 billion, a strong turnaround from the ¥36.7 billion net loss suffered in the previous year. To sum up, we succeeded in completely wiping out the impact of September 11, recovering to the point where we can resume dividend payments.


International Passenger
Complementary Route-composition
(Trend of IP demand by route ('95=100%))
Asian Currency Crisis
Fall in demand in China & Southeast Asia routes, meanwhile strong demand in Europe & North America routes.
9.11(Terrorist Attacks in the USA)
Worldwide fall in demand, meanwhile consecutive increase in demand on China route
200
150
100
50
Pacific
Europe
SE Asia
China
1995
1996
1997
1998
1999
2000
2001
2002

Q How is the business integration progressing?

A In October 2002, Japan Airlines System Corporation was established as a holding company for two airline operators: Japan Airlines Company, Ltd. and Japan Air System Co., Ltd. Since then, the process of integrating the operations of the two airlines has been making steady progress. Two days after the establishment of the



holding company, the sales company JAL Sales was set up as the sole passenger sales company for the two operating companies, and sales offices and airport sales counters were progressively rationalized in fiscal 2002.

Since April 2003, we have been reorganizing our management systems and corporate structure toward Phase II of the business integration, in addition to redesigning flight schedules on domestic routes and amalgamating the two airlines' mileage programs. The domestic wholesale tour business has been centralized under JALTours Co., Ltd. and international wholesale tour business is now being handled solely by JALPak Co., Ltd. This aspect of business integration has proceeded smoothly.

One of our top priorities in the business integration is ensuring that our employees are free from undue worry. We are gradually unifying the systems of the two airlines in such a way as to reassure our employees that their fundamental interests will be protected. However, the degree to which the unification process can be achieved, and the speed of the unification, will differ from one job category to another in view of differences in employment conditions, pay scales, and work rules.

Q Could you tell the readers something about the new medium-term business plan that you unveiled in March of this year?

A The new business plan, announced on March 11, runs from April 2003 to March 2006. Soon after the plan was revealed, the coalition forces attacked Iraq and the outbreak of SARS became a serious problem. The effects of these two events are likely to deal a heavy blow to our business in fiscal 2003, and we have been forced to revise the plan. However, although the SARS outbreak is sure to have a major effect, we are confident that it will be temporary and that our business performance will recover within fiscal 2003. Thus, there should be no need for us to substantially revise our forecasts for FY2004 and FY2005.

The key concepts that lie behind our policy for management of the new post-merger Group include clearly differentiating the roles of Group members, introducing a system of setting management objectives and monitoring progress toward their achievement, and ensuring a thorough focus on customer needs. The structure of the Group as a whole will consist, basically, of three parts. The first will be the holding company, the next will be the group's trunk part, the matrix structure consisting of operating segments and market segments, and finally a shared service center (SSC) to provide administrative and other backup services for all other segments. The roles and responsibilities of all the Group's segments will be clearly defined, and each operational unit will possess considerable autonomy within its area of responsibility.

This will be a new type of group structure that recognizes the necessity for further change from here on, including probable greater reliance on outsourcing.

From the standpoint of corporate governance, too, we will place priority on achieving the same sort of clear delineation of spheres of responsibility and facilitation of smooth management decision-making that was the aim of the executive officer system we have already adopted.

The JAL and JAS management systems will be integrated in a way that ensures fair and transparent management in which Company officers take full responsibility for their decisions. We have drawn up a set of guidelines for the JAL Group as part of our commitment to becoming a valuable corporate citizen, in line with the pledge we made at the time of inauguration of the holding company.

To promote the Group's growth over the longer term, we have adopted a system under which management objectives are clearly set out, and progress toward these goals is monitored. Traditionally, there has been a tendency for management to be unreasonably tied to the numerical targets in the Company's business plans. Of course, it goes without saying that financial targets are the most important elements in management, but an excessive focus on financial criteria should be avoided. Customer needs and satisfaction, administrative processes, and human resources development must also be reflected in quantitative targets embedded in the Company's strategies.



Q In your medium-term business plan, you state your goal of becoming the world's No. 1 airline group in terms of service quality and business volume as combined. What made you set yourselves such an ambitious target?

A In addition to the pervasive fear of terrorism in today's world ever since September 11, the global airline industry has also been hit by a number of other serious destabilizing factors, such as a worldwide economic slump, the Iraq war, and the outbreak of SARS. Particularly noteworthy is the fact that the American airline industry, which was the world leader by a wide margin, is under severe pressure to implement a major structural reorganization. In Europe, too, most airlines apart from the top three are said to be forced to conclude mergers or alliances to survive. Asian airlines, enjoying relatively good business until recently, have been hard hit by the SARS epidemic. Chinese airlines have displayed remarkable growth up to now, and are certain to become major international players eventually, but at the moment they are still in the preparatory growth stage. As we can see from this brief survey, the global airline industry is in a serious state of disarray.

In Europe and North America, the emergence of new, low-cost carriers presents a major threat to the established major airlines. This new business model not only utilizes one kind of aircraft and low personnel costs, but also takes advantage of the low landing fees being charged by some airports. Although it works in some countries, this business model is not feasible in Japan, where there is a lack of alternate airports in key markets. This is perhaps the major difference between the airline sector in Japan and that in some western countries.

To survive in this age of fierce competition, it is not enough for an airline to attract passengers by offering superior safety and service quality: it must also grow so as to enjoy the merits of scale. The JAL Group has formulated the goal of becoming the world's No. 1 airline group in terms of both service quality and business volume because it is essential for us to be the top group in terms of all management benchmarks. The JAL Group is already one of the world's top three in terms of operating revenues and other volume-related benchmarks. We are also one of the leaders in market capitalization. But we are certainly not satisfied with our current achievements in terms of profitability. Like a competitor in the decathlon, we are aiming to achieve high scores in all quality- and volume-related management items in order to rack up a high overall score.

Q What prospects do you see for fiscal 2003? Do you have any emergency earnings support measures in mind to offset the impact of the Iraq war and the SARS epidemic?

A In our passenger operations, we expect the aftereffects of the Iraq war to have disappeared by September, and those of the SARS epidemic to have disappeared by March 2004. Business volume should return to the levels envisaged in our start-of-term forecasts. Although we may be slightly too cautious, we estimate a decline in revenue of ¥162 billion (US$1,350 million), and a decline in the operating income/loss accounts of ¥115.5 billion (US$962.5 million). The revenue decline will be smaller than the ¥191 billion (US$1,592 million) fall resulting from the September 11 attacks, but those attacks were part of wider, ongoing structural problems lying behind worldwide terrorism. The SARS outbreak, by contrast, is expected to be a purely transient phenomenon. On the basis of these factors, in fiscal 2003 we expect an operating loss of ¥22 billion (US$183 million) and a net loss of ¥43 billion (US$358 million).

Naturally, we will do our utmost to prevent the Group from falling into the red. We have drawn up an emergency cost-cutting plan under which we aim to reduce expenses by ¥37 billion (US$308 million). Of this figure, savings of ¥8 billion (US$67 million) will come from reduced personnel costs realized by cutting remuneration for directors and other senior executives, as well as employees' bonuses, and holding down hiring by the Group as a whole. Other cost reductions are also envisaged through improved efficiency. We hope to save ¥24 billion (US$200 million) in operating costs by temporarily reducing the number of flights to match the fall in demand. Finally, we hope to realize an additional ¥5 billion (US$42 million) in revenue from our domestic passenger operations – utilizing the aircraft and personnel made available by the reduction in our international services – as demand for seats on domestic flights is likely to increase in parallel with the decline in overseas travel by the Japanese public.

Q What strengths do you see for the JAL Group amid this worsening business environment?

A Firstly, I believe that through the business integration between JAL and JAS, we have achieved an excellent balance in terms of revenues between international routes and domestic routes. On international routes alone, the JAL Group claims a more balanced revenue structure than any other major carrier, with flights – focussed on Japan, of course – including trans-Pacific services and routes to Europe, Southeast Asia, China, and elsewhere. This could be described as a form of risk hedging in operational terms. With this kind of wide-ranging operational network, there will always be events somewhere or other that adversely affect our business, but we will always be able to offset these declines with good performances in other parts of the world. In the case of the SARS epidemic, the impact is being felt most strongly on the China (including Hong Kong) and Taiwan routes, which together account for around 20% of our total revenues from passenger transport operations. Our operations are thus sufficiently dispersed to hedge us against almost any risk.


International Passenger
Breakdown of Revenues in Air Transportation Segment*
Others 9%
Domestic Cargo 2%
International Cargo 10%
International Passenger 41%
Domestic Passenger 38%
Well-balanced Revenue Compositions by Business-unit and Route
Composition of IP revenues by Routes*
Oceania 6%
Guam/Saipan 4%
Taiwan 6%
Korea 5%
Pacific 29%
China 9%
Southeast Asia 21%
Euro 20%
*Actual result of FY2002



Regarding our cargo operations, we will continue to develop high-value-added services. We will also be actively participating in international airline cargo alliances such as WOW. In respect to alliances, we do not apply the same concepts to cargo and passenger transport operations. Unlike passenger operations, in cargo operations the key point is to achieve a smooth linkage between carriers' different systems. By doing this, we will be able to realize an effective alliance.

Q What sort of near-term developments do you see in the global airline industry?

A Despite the lingering negative impact of September 11, among other events, the airline industry is still expected to enjoy growth over the long term. The increasing globalization of the air transport business and the growing irrelevance of national borders as obstacles to business development means that human contact is becoming even more valuable. Travel is expected to be viewed as increasingly important, for both business and leisure purposes.

In the cargo business field, companies all over the world, in every industry, are paring down their inventories as much as possible, which means there is tremendous growth potential for air cargo services.

In short, we have every reason to look forward to the continued growth of the air transportation industry. Against this background, I am confident that we at the JAL Group have what it takes to become the world's No. 1 in terms of service quality and business volume as combined.

Q What do you believe is required to clearly communicate the current situation of the JAL Group, and its future prospects, to your shareholders and other potential investors?

A We must put more effort into investor relations than we have done up to now. I myself, as well as directors of the Group involved in IR activities, will take every opportunity to meet with shareholders and analysts, to give a "human face" to the Group's management.

Above all, what is required of corporate managements these days is ethical governance and strategic vision. For example, in our latest medium-term business plan, we have targeted an operating income of at least ¥120 billion (US$1,000 million) for fiscal 2005, when the full effects of the synergy realized through the business integration will become apparent. But strategic management planning is more than simply setting numerical targets. Managers must adapt flexibly to changes in the operating environment so as to maximize enterprise value. It is their duty to devise the best strategies and put them into practice in the most effective way. Management must not only put their full efforts into such measures, but must be ready to explain them clearly to their stakeholders. Through this kind of investor relations, we will build a solid fund of trust in the Company.

Starting from the present fiscal year, we will be publishing quarterly account settlements as part of our policy of providing our shareholders and other stakeholders with more extensive and faster-breaking disclosure. In particular, we aim to enhance our provision of information to overseas investors.

Aiming to be the World's No. 1 Airline Group in Terms of Service Quality and Business Volume as Combined

The JAL Group's Medium Business Plan FY2003–FY2005

In March the JAL Group formulated its medium-term business plan for FY2003-5, the aim of which is to make the Group the world's No. 1 airline group in terms of service quality and business volume as combined. With air transport business as its core business, it is dedicated to creating an improved network, being a completely reliable airline committed to the highest safety standards, and providing a high-quality service that is shaped from the customer's viewpoint. Through this, it aims to be the airline group that is always the customer's first choice, at the same time maximizing enterprise value.

In an age characterized by massive interchange of people, goods, business, information, and also culture across national borders, both the air-transportation industry and the travel industry will unquestionably be among the growth industries of the 21st century. After JAL and JAS agreed to integrate their operations in November 2001, preparatory activities for the integration commenced in January 2002. In March 2003, the medium-term business plan was drawn up with the principal objectives of optimizing the network created through the integration, and of maximizing the benefits of cost reductions.

Nevertheless, business conditions remain very difficult and unpredictable. Key factors overseas include the prolonged economic sluggishness globally, continuing fear of terrorism, and the spread of severe acute respiratory syndrome (SARS). Domestically, they include ongoing deflation and the inability of the Japanese economy to stage a recovery. How to build a structure that will enable the JAL Group to overcome this difficult phase and generate stable earnings is the issue that we must address very seriously.

The new business plan is a program devised to raise quality and service standards from the customer's perspective, and to advance the business integration steadily in a way that maximizes its effects.



Maximizing Integration Effects

Specific strategies under the medium-term business plan: (1)


JAPAN AIRLINES
JAL

In October 2002, JAL and JAS established Japan Airlines System Corporation as their joint holding company, marking the launch of a reborn JAL Group. Since then the integration of the two companies' computer systems has proceeded with the aim of realizing its benefits rapidly, based on the cornerstones of safe operations and high-quality services that make us the airline of choice for customers. We are promoting further business integration to establish a business model that meets the needs of the new era of megacompetition.

Implementing integration

Since the integration, we have been shaping a robust and efficient structure that combines the characteristics of the business fields of the two operating companies. The mission of the holding company is to exercise control over the Group as a whole and to maximize Group value, for which it conducts Group strategy, resource allocation, external activities, and the management of the operating companies. For their part, the mission of the operating companies is to engage in business in their respective fields, assuming responsibility for the maintenance of safe operations and tasks such as the drafting and implementation of business plans and putting customer and market strategies into effect.

From April 2004 the operations of JAL and JAS will be reorganized according to each field under the wing of the holding company, Japan Airlines System Corporation. Japan Airlines International will take charge of passenger operations and cargo operations (international and domestic), while Japan Airlines Domestic will assume responsibility for domestic passenger operations. Thereupon every effort will be made to maximize operating revenues in preparation for Phase 2, which will see the establishment of an efficient management structure that matches the characteristics of these business fields.

Prior to this, in April 2003 the organization and responsibility structure for each business segment were clearly defined under a CEO for international passenger operations, a CEO for domestic passenger operations, and a CEO for cargo operations. During FY2003 there will be a structural reorganization to create a Group management structure on functional lines, including the concentration of JAS's planning-related activities for international passenger business on JAL,






Management Structure
(As of June 26, 2003)
Group CEO
Isao Kaneko
President, Japan Airlines System Corporation
Domestic Passenger Operations CEO
Minoru Morikawa
International Passenger Operations CEO
Katsuo Haneda
Cargo Operations CEO
Takashi Masuko
Japan Airlines Co., Ltd.
Isao Kaneko, Chairman
Katsuo Haneda, President
Japan Air System Co., Ltd.
Isao Kaneko, Chairman (On a non-standing basis)
Minoru Morikawa, President

and the concentration of JAL's business-planning and related activities for domestic passenger business on JAS.

For cargo operations, the ultimate intention is still to spin them off, but for the present it has been decided that according them the status of an internal company within JAL International is the most appropriate course. Principal factors behind this approach include the possible loss of incumbent carrier status under the U.S.-Japan Aviation Agreement and how this relates to operations, and the focus of the input of crew resources on the introduction of the B747-400F freighter.

We will take advantage of business opportunities by making maximum use of the synergy of the two companies, thereby enhancing global competitiveness and ensuring stable business operations.

Improvement of human-resource efficiency and system integration

To improve the efficiency of the Group's human resources, during the three years from FY2003 to FY2005 the total number of Group ground staff will be reduced by 3,600. Through this we aim to eliminate organizational duplication and to create an efficient and productive structure that facilitates rapid decision-making.

For computer system integration, the basic policies are to ensure that the integration is conducted with absolute reliability, and to give priority to customer-related systems. The passenger core systems will be integrated by April 2004, and the integration of the other internal systems will be carried out in succession from FY2003 through FY2004.



Improving Asset Efficiency through Optimal Allocation of Resources to Each Business Segment

Specific strategies under the medium-term business plan: (2)

Priority will be given to focused investments in each business area. In international passenger operations, investment will be made to strengthen competitiveness and to increase the efficiency of the assets currently in place. In domestic passenger operations, the field in which the effects of integration are expected to have the biggest impact, profitability will be improved by the cost efficiencies and the rationalization of assets that the integration makes possible. As for aircraft and equipment, efficient operation and use will be pursued by means that include making use of aircraft freed up through the integration and by curbing investment by downsizing aircraft.

International passenger operations

To increase the effectiveness of investment, we will build a network designed to match customer needs, and manage our routes efficiently. We aim to expand the network further in China and other parts of East Asia where demand is projected to increase over the medium to long term, and to strengthen our presence at seven hubs in North America and Europe (New York, Chicago, Los Angeles, San Francisco, London, Paris, Frankfurt) by means of increases in local feeder flights. Routes will also be expanded in accordance with demand trends in relation to the Chubu (Central Japan) International Airport, which is scheduled to open in 2005.

Close attention will be given to the fleet, in order to position the Group to triumph over global competition by improving service quality and boosting efficiency by reducing the number of airplane types. MD11s and DC10s will be replaced by new models, the early replacement of older B747s will be expedited, and on international routes there will be a concentration on B747-400s, B777s, and B767s. Steps to further raise the quality of aircraft will include adding more planes fitted with the new business class Shell Flat seats on major routes to North America and Europe.

In the sphere of marketing the Group will address the growth in demand for tourism by individual travelers. It will do so through direct marketing by such means as utilizing e-channels.

In addition, with a view to using non-Japanese cabin crew more effectively and to retaining air-transport operating capabilities, steps will be taken to increase the scale of operations and efficiency of JALways.

Domestic passenger operations

The integration has produced Japan's largest airline network, comprising 166 routes serving 59 cities. With this as its base, the Group will both pursue greater efficiency and at the same time provide warm, friendly, and high-quality services, for example the JAL Smile Support* service.

In addition, steps are being taken to cater to the increasing diversity of the forms of air travel, and in the process to improve yields. In particular the ratio of ordinary-fare passengers is being increased by a variety of marketing measures, including greater use of e-business and the introduction of new fare systems.

The network is being tailored by focusing large wide-bodied jets on major routes, by giving priority to the number of flights on routes on which demand is high, and by arranging flight schedules in a way that provides customers with an excellent service and attracts their business. Meanwhile local feeder routes are being maintained and strengthened through the effective use of Group airlines and smaller aircraft.

* A service for customers who require assistance, including disabled or very elderly customers, customers with babies, and expectant mothers

Cargo operations

International cargo demand is susceptible to short-term economic fluctuations, but is projected to show favorable growth and expansion over the medium term. This market growth is powered by demand for shipments originating in East Asia and destined for North America. Accordingly, the JAL Group will ensure that it has the supply capacity to meet the expected robust expansion of demand for international cargo transportation. Steps it is taking include strengthening routes to China, where demand is expected to grow in the medium to long term, using code-sharing flights, and expanding Pacific routes by converting flights with multiple sectors into direct flights.

At the same time as expanding the network, the JAL Group will seek to meet increasingly sophisticated and diverse customer needs in a variety of ways, including by supplying high-value-added products such as J-Products**. In parallel with this expansion of its own network, the Group will also continue to make active efforts to form ties with other companies, for example through WOW alliance***.

** International cargo products that offer preferential transportation speeds and special handling tailored to the characteristics of the cargo

*** A global airfreight alliance formed by JALCARGO/LCAG (Lufthansa Cargo), SQ Cargo (Singapore Airlines Cargo), and SAS Cargo (SAS Cargo Group)

Capital investment and depreciation

There will be a program of steady replacement of aircraft for the purpose of enhancing competitiveness. Owing to investment in computer system integration, investment will total more than ¥170 billion (US$1,417 million) in FY2003, but as a result of the business integration it will be possible to scrap the plan to introduce nine planes during the period to FY2005, with a resultant ¥90 billion (US$750 million) reduction in investment. Depreciation will trend upward from FY2004, as a result of the replacement of aircraft and supplementary investment relating to computer systems.

Capital Investment/Depreciation

Capital Investment


(Billions of yen)
(Aircraft)
300
150
0
16
8
0
2003
2004
2005
2006
Capital Investment
Aircraft Introduced

NB: 1. Excluding Finance Leased
2. Aircraft introduced in 2005 & 2006 is calculated as purchase

Depreciation


(Billions of yen)
150
75
0
2003
2004
2005
2006

Billions of yen

	2003 (Actual)	2004 (Forecast)	2005 (Forecast)	2006 (Forecast)
Capital Investment	¥195.5	¥172.0	¥250.0	¥177.0
(Aircraft)	145.7	106.0		
(Ground Assets)	24.4	34.0		
(Intangible Fixed Assets)	25.4	32.0		
Depreciation	118.1	117.0	121.0	126.0

Interest-bearing Debts


(Billions of yen)
2,000
1,000
0
2003
2004
2005
2006
Unrealized Net Loss & Prior Service Cost
Leases
Bond & Debts

Billions of yen

	2003 (Actual)	2004 (Forecast)	2005 (Forecast)	2006 (Forecast)
Bond & Debts	¥1,313.8	¥1,350.0	¥1,370.0	¥1,340.0
Leases	321.9	350.0	310.0	270.0
Unrealized Net Loss & Prior Service Cost	348.5	320.0	340.0	310.0
Interest-bearing Debts	1,984.1	2,020.0	2,020.0	1,920.0

Outlook for 2003

Iraq War & SARS – Effects on Revenue & Income

Billions of yen

Operating Revenue	
Revenue Decrease in Air Transportation	¥(127.0)
International Passengers	(123.5)
Cargo	(3.5)
Revenue Decrease in Affiliated Company	(35.0)
Total	¥(162.0)
Operating Income	
Decrease in Air Transportation	¥(104.0)
Passenger Services	(23.0)
Commission Revenue	(2.5)
Affiliated Business	(9.0)
Total	¥(115.5)

Urgent Remedial Measures

Billions of yen

Urgent Remedial Measures for Income	¥37.0
Proper Supply Adjustments according as Demand	24.0
Increase in Domestic Passengers	5.0
Other cost reduction measures	8.0
Review of Cost Assumptions	5.5
Impact on Income	¥7.30

Assumptions of the Forecast

Yr/yr (%)

	2003 (Actual)	2004 (Forecast)	2005 (Forecast)	2006 (Forecast)
International Passenger				
Supply (ASK)	6%	(6)%*	9%	(1)%
Demand (Number)	4	(14)	29	2
Yield (Per Passenger)	1	1	(4)	0
Domestic Passenger				
Supply (ASK)	0	2	(1)	0
Demand (Number)	0	1	0	0
Yield (Per Passenger)	(4)	5	1	1
International Cargo				
Supply (ATK)	7**	2**	3	6**
Demand (Weight)	13	0	6	4
Yield (Per Weight)	1	2	0	(2)

	2003 (Actual)	2004 (Forecast)	2005 (Forecast)	2006 (Forecast)
Forex	$1=¥120	$1=¥120	$1=¥120	$1=¥120
Singapore Kerosene	$30.5/BBL	$28/BBL	$29/BBL	$29/BBL
CIF Japan	$26.2/BBL	$25/BBL	$24/BBL	$24/BBL

*Reflects Supply Adjustments announced until June 27, 2003.
**Counts freighter space only (excluding belly space of passenger aircraft)

Strengthening the Group by Early Realization of Integration Effects

Projected business performance under medium-term business plan

The business forecasts included in the medium-term business plan released in March 2003 were subsequently affected by major changes in the environment for international passenger and cargo transportation caused by the Iraq war and the outbreaks of SARS. In consequence, the forecast for FY2003, the first year of the medium-term plan, have been revised downward. Nevertheless, the recovery of the market and the implementation of the medium-term plan mean that the Group is still aiming to achieve the initial plan targets from FY2004 onward.


JA8088

Results forecast

Operating revenues for FY2003, the first year of the medium-term business plan, have been revised downward by ¥162 billion (US$1,350 million) from the initial projection, and the operating income/loss account has been revised downward by ¥73 billion (US$608 million). As a result, we now expect an operating loss of ¥22 billion (US$183 million) for FY2003. To partially offset the ¥115 billion (US$963 million) deterioration in operating income, net of variable costs, there will be ¥37 billion (US$308 million) of "urgent remedial measures for income," including a reduction in the number of flights and cuts in personnel costs, together with ¥5.5 billion (US$45.8 million) resulting from the downward revision of cost assumptions. These will be boosted by the positive impact on revenues of increases in unit prices, such as the 11% increase in ordinary fares for domestic passengers in July. It is believed that these will be sufficient to halt the deterioration in revenues.

International passenger operations

For FY2005, the final year of the plan period, the Group is projecting growth of more than 10% relative to FY2002. The principal factors behind this include the strong growth potential of the economies of East Asia, in which China is the principal driving force, and an increase in tourism demand among senior citizens in Japan. However, although an increase was previously projected for the Chinese routes, on which growth of demand is forecast, as a result of the impact of the spread of SARS there is now expected to be a 14% decline in demand in FY2003.

Domestic passenger operations

Domestic passenger demand is expected to be boosted by an increase in customer preference in favor of the JAL Group, owing to factors such as the increase in the number of flights and in the network, the introduction of more convenient flight schedules, and the vigorous implementation of the mileage strategy. However, primarily because of the impact of the low rate of growth of the domestic economy, there is expected to be only a modest increase in domestic passengers. This notwithstanding, the yield is projected to rise by 5% year-on-year, boosted by an improvement in group fares during FY2003 and by an increase in the ratio of ordinary-fare passengers to total passengers.

International cargo operations

Demand on routes from Japan to China has been sluggish, in contrast to the substantial growth that has been forecast for them. In consequence, growth is projected to be flat in FY2003: an annual rate of 0%. However, from FY2004 onward the annual growth is expected to rise to favorable levels of 4%–6%, bolstered by an increase in Group capacity to operate cargo flights.

Exchange rates and fuel

Forecasts are premised on an exchange rate of ¥120 against the U.S. dollar. Assumptions for aviation fuel costs are US$28/barrel in FY2003 and US$29/barrel from FY2004 onward, and for crude oil are US$25/barrel in FY2003 and US$24/barrel from FY2004 onward.

Forecast of Business Results

Billions of yen

	2003 (Actual)	2004 (Forecast)	2005 (Forecast)	2006 (Forecast)
Operating Revenue	¥2,083.4	¥2,032.0	¥2,219.0	¥2,246.0
International Passenger	668.4	578.0	714.0	729.0
Domestic Passenger	629.3	669.0	670.0	677.0
International Cargo	157.2	160.0	171.0	173.0
Others	628.5	625.0	664.0	667.0
Operating Income	¥ 10.5	¥ (22.0)	¥ 89.0	¥ 122.0
Ordinary Income	¥ 15.8	¥ (22.0)	¥ 44.0	¥ 84.0
Net Income	¥ 11.6	¥ (43.0)	¥ 10.0	¥ 35.0
ROE	5%	—	4%	12%
Payback Period *	12 years	15 years	9 years	8 years

*: Interest-bearing Debts ÷ Operating Cash Flow

Forecast of Business Results for 2004 (by Segment)

Billions of yen

	Operating Revenue	Yr / yr Difference	Operating Cost	Yr / yr Difference	Operating Income	Yr / yr Difference
Air Transportation	¥1,612.0	¥(38.5)	¥1,642.0	¥ (5.7)	¥(30.0)	¥(32.8)
Aviation Related	458.0	(10.2)	449.8	(9.8)	8.2	(0.4)
Travel Services	432.0	(3.8)	433.2	(2.9)	(1.2)	(0.9)
Hotel & Resort	42.0	2.2	40.3	0.7	1.7	1.5
Consolidated Adjustment	(512.0)	(1.2)	(511.3)	(1.3)	(0.7)	0.1
Total	¥2,032.0	¥(51.5)	¥2,054.0	¥(18.9)	¥(22.0)	¥(32.6)


JAL
JAPAN AIRLINES

International Passenger Operations

Two major issues to address during the term were bringing about a swift recovery from the downturn in demand resulting from the terrorist attacks in the United States in September 2001, and securing market share amid fiercer competition after the opening of the new runway at Narita Airport. A range of measures will continue to be implemented to improve profitability.



New uniforms to be worn by JAL staff from April 2004.

Measures Taken and Results for the Term

■ Route operation

By making use of the second runway at Narita Airport newly opened in April 2003, JAL increased the number of flights, on the London, Paris, Beijing, Shanghai, Seoul, and other routes, and inaugurated new routes to Hanoi (April) and Xiamen (June). In addition, taking advantage of the increase in transportation volume permitted through the aviation negotiations between Japan and China held in September, by year-end JAL had built one of the world's largest China route networks, serving 10 cities from Japan.

With the opening of the new runway at Narita Airport, JAS transferred its central hub from Kansai International Airport to Narita. With this, it improved its route network to China and sought to improve competitiveness by changing the terminus of its Kunming and Hong Kong routes to Narita, and by inaugurating a route to Shanghai. However, from October JAS ceased operations on its Tokyo-Hong Kong route with the aim of more appropriate network efficiency with JAL, prior to similar measures on domestic routes.

■ Marketing

Efforts were devoted to conducting marketing for China routes, the number of which was increased through the establishment of new flights and the start of operation of JAL/JAS code-sharing flights*. July saw the start of the "JAL New China" and "JAL Business China" sales campaigns, through which JAL sought to build a new image of China to generate tourism demand, and also to stimulate business demand for China as a new market. Other sales measures included the establishment in October of a fare structure to make possible the amalgamation—through the integration—of the "JAL Goku" (economy class discount ticket on international routes) and "JAS Superpex."

In the realm of e-business the "JAL e-style" campaign was run from November with the objective of encouraging use of the Internet. Also, since February 2003 all customers, not only JAL Mileage Bank members, have been able to reserve and purchase tickets for international



Consolidated international passenger revenues
(Billions of yen)
800
600
400
200
0
2001 2002 2003



International revenues passenger-km & yield
(Billions of passenger-km)
(%)
100
75
50
25
0
120
90
60
30
0
Yield
RPK
2002 2003



Consolidated international passenger load factor
(%)
100
75
50
25
0
2002 2003

routes through the company's web site. As a result of these efforts, the number of bookings for JAL international routes made via e-channels was almost double that of the previous year.

All of these efforts notwithstanding, demand in the first half was only at 95% of its level in corresponding period of the previous term. This was because of the continued faltering of demand, mainly on U.S. and Hawaii routes, in the aftermath of the terrorist attacks in the U.S., and lackluster demand for tourism flights from Japan during the holding of the World Cup in Japan and South Korea. In the second half the impact of September 11 faded out, but demand was hit by a cluster of other negative factors, in particular the sluggishness of the Japanese economy, the Bali bombing in October, a typhoon in Guam in November, and the anxiety aroused by the Iraq situation.

In consequence, the number of passengers during the year under review totaled 14,640,627, up by 4.1% year-on-year, and revenues rose by 5.7%, to ¥668,472 million (US$5,571 million).



JAL e-channel
http://www.jal.co.jp/e-style/

* Start of code-sharing operations

JAL and JAS commenced code-sharing operations on routes to China in January 2003. This means that JAL identification codes are placed on JAS's Narita-Shanghai, Narita-Guangzhou, and Narita-Xian routes, and transportation is provided under both names. As the interchange of people and goods between Japan and China expands, the JAL Group will increase its services and network still further.



Beijing
Tianjin
Dalian
Qingdao
Tokyo (Narita)
Nagoya
Fukuoka
Osaka (Kansai)
Shanghai
Xi'an
Xiamen
Naha
Guangzhou
Kunming
Hong Kong

Domestic Passenger Operations

The increase in the number of slots at Haneda Airport, the hub airport for Tokyo, has made it possible to enter new routes and to increase numbers of flights on routes on which demand is high since July 2002. Various measures, including a number of sales campaigns to mark the integration, have been directed at boosting competitiveness through the integration, enhancing convenience and stimulating demand.



New uniforms to be worn by JAL staff from April 2004.

Measures Taken and Results for the Term

■ Route operation

JAL made use of the increase in slots at Haneda Airport to inaugurate services to Toyama, Okayama, and Yamaguchi Ube—routes previously monopolized by a competitor. Meanwhile, JAS boosted customer convenience by such means as increasing flights on eight high-demand routes such as the Aomori and Takamatsu routes, and devising flight schedules to permit customers to make round trips between regional airports and the Tokyo area within a single day. It also revised its routes from Kansai International Airport, including new routes, and with some exceptions either closed them or transferred them to Itami Airport near downtown Osaka. With this, it sought both to improve its schedules and boost profitability.

From October, steps were taken to eliminate the duplication of JAL and JAS flights that had occurred as a result of the integration, and to ensure flexible route operation in line with demand. These moves were aimed at improving the network and also customer convenience, with a positive impact on profitability.

■ Marketing

A number of sales campaigns were conducted, for example the "Hokkaido campaign" and the "Okinawa campaign." Other steps to generate demand included the institution of special commemorative fares to mark the JAL/JAS integration, such as the "JJ Coupon," in addition to the existing "JAL Bargain Fare." On routes that are particularly fiercely contested, we aggressively introduced competitive fares. Among sales of travel products, "JAL/JAS Integration Commemorative Tours*" were instituted to increase usage of both airlines' planes, for example ski tours that combined the use of JAL and JAS flights.


Consolidated domestic passenger revenues
(Billions of yen)
800
600
400
200
0
2001 2002 2003


Domestic revenues passenger-km & yield
(Billions of passenger-km)
(%)
40
30
20
10
0
120
90
60
30
0
Yield
RPK
2002 2003


Consolidated domestic passenger load factor
(%)
100
75
50
25
0
2002 2003

October brought the start of the integration of mileage on JAL and JAS domestic routes, so as to make it easier for mileage-service members to gain miles as the domestic route network is expanded. Also, to increase demand, JAL and JAS jointly conducted a sales campaign offering triple mileage on domestic routes.

More than 70 charter flights were operated during the year, including those during the soccer World Cup held in Japan and South Korea. As a result, the number of passengers during the year under review increased by 0.4%, to 46,520,059. However, under the impact of lower fare prices resulting from increasingly intense competition, revenues slipped by 3.2%, to ¥629,358 million (US$5,245 million).



* Tours to mark the integration

As part of the special plan to mark the integration, special flights were operated on January 1, 2003 at the time of the sunrise on New Year's Day. Two flights were operated from Haneda and one from Kansai International Airport, taking passengers to vantage points above the clouds from where they could drink in the impressive beauty of the first rays of the sun in the new year.



Photo taken by a passenger

Cargo Operations

As economic globalization advances, companies everywhere are stepping up the transportation of freight by air as part of their operating strategies. The JAL Group is reforming its cargo-transportation services, a key factor in global goods distribution, with the aim of making a larger contribution to the movement of goods by its customers.



Measures Taken and Results for the Term

■ International cargo operations

Buoyed by strong demand throughout the year, volume registered a year-on-year increase on all routes, enabling the Group to achieve an excellent performance in this segment. There was particularly brisk demand on routes to China and other East Asian countries and to the Americas, principally for IT-related and automobile-related freight.

To secure the capacity to meet this robust level of demand, in May the number of pure freighters in the fleet was increased to 10.

Effective route management during the year better positioned the Group to meet strong demand. Among the changes made were a phased increase in the number of cargo flights on the Shanghai route in April and November 2002 and in February 2003, an increase in passenger flights to Beijing and Shanghai from April, the start of flights on the newly established Tokyo-Xiamen route in June, and in September the inauguration of cargo flights on the Tokyo-Dalian route and on the Tokyo-London-Amsterdam route.

In the sphere of product strategy, as a means of increasing revenue, a new high-value-added product structure was created in terms of transportation speeds and cargo handling. To supplement the Group's existing products that guarantee transportation speed*, in April the lineup was enhanced by the addition of products that provide special handling adapted to the requirements of particular industries and goods, such as precision equipment and chilled items. As a result, the total cargo transportation volume rose by 7.3% year-on-year, to 11,052 million ton-km, and revenues were up by 13.6%, to ¥165,613 million (US$1,380 million).

■ Domestic cargo operations

Domestic cargo operations were affected by the sluggishness of demand under the impact of the economic recession in Japan and the stiffening of security in air cargo transportation. In consequence, total transportation volume rose by 0.5% from the previous year, to 3,068 million ton-km, but revenues were fallen by 2.3%, to ¥42,217 million (US$352 million).


Consolidated cargo revenues
(Billions of yen)
Domestic
International
240
180
120
60
0
2001 2002 2003

* J-Products to meet increasingly diverse needs

J-Products are international cargo products introduced in April 2000, and since their launch they have been repeatedly upgraded to enhance the quality of the Group's transportation services. They are designed to meet increasingly sophisticated and diverse needs by assuring reliable and safe cargo handling, and delivery periods appropriate for the individual character of each item of cargo. They also use state-of-the-art information technology to supply real-time cargo-handling information.

With effect from July 14, 2003, the availability of our JSpeed super-fast express cargo delivery service has been expanded to 523 cities in 103 countries.


J PRODUCTS

Other Operations

As part of the overall Group reorganization, peripheral operations were reorganized and integrated to achieve greater business efficiencies.



TFK Corporation chefs discuss a new in-flight menu.

Air Transport-Related Operations

The increase in the number of flights following the opening of the new runway at Narita Airport was a factor that helped TFK Co., Ltd. boost sales of in-flight foods. In the commerce and retailing business segment, in spite of the sluggish consumer spending JALUX Inc. and other companies were able to achieve a year-on-year increase in profit as a result of an increase in duty-free sales at Narita Airport and a good business performance in the field of print media. The credit card and leasing business performed well, achieving an increase of 24% in the number of JAL Card members compared with March 2002, aided by a variety of promotional campaigns and by the amalgamation with the JAS Card. The net result of these developments was that the revenues generated by these operations totaled ¥468,230 million (US$3,902 million), and operating income was ¥8,636 million (US$72 million).

Travel Service Operations

JAL Tours Co., Ltd. and JAL Story Co., Ltd. turned in a good performance, handling a larger number of passengers. JALPAK Co., Ltd. faced severe conditions characterized by an accumulation of factors exerting a dampening effect on demand, such as the war in Iraq and the Bali bombing. Overall, revenues totaled ¥435,788 million (US$3,632 million), and there was an operating loss of ¥269 million (US$2 million).

Hotel and Resort Operations

Among the overseas hotels of JAL Hotels Company Ltd., those in the North America and Europe had to struggle against the aftereffects of September 11, but hotels in Asia performed relatively well. Domestically, conditions in the Osaka area were difficult, hit by factors such as a fall in the number of visitors to Universal Studios Japan. The result of these developments was that revenues totaled ¥39,818 million (US$332 million), and operating income was ¥215 million (US$2 million).

In addition to fulfilling its role as a public transport entity, the JAL Group has positioned as a top-priority management issue the further enhancement of its global environmental preservation activities and its contribution to the life of the communities in which it operates, on both the local and international level.


Staff discuss systems for recycling waste generated on flights.

Preservation of the Global Environment

We intend to press forward with measures to preserve the environment even more vigorously than hitherto by taking maximal advantage of the benefits afforded by the business integration between JAL and JAS. Environmental committees were set up within Japan Airlines in 1990 and within Japan Air System in 1999, and each company has since been tackling environmental issues in accordance with its own environmental preservation principles and guidelines.

Within the overall concept of environmental preservation, the new JAL Group also stresses the importance of being a responsible corporate citizen, and treats the preservation of the environment as a high-priority management issue. New environmental principles and action guidelines have been drawn up for the entire JAL Group, and we intend to move forward with a unified group-wide approach. We will strive to minimize environmental load and reduce the consumption of natural resources across the whole range of our corporate operations, notably by lowering emissions of carbon dioxide as a means of retarding global warming, through energy conservation, and by reducing industrial waste volumes and more strictly controlling the use of chemical substances. We will also put into practice a program of green (environmentally preferable) purchasing.


unicef
JALグループ
Cabin crew engaged in coin collection on behalf of UNICEF.

Social Activities

As a responsible corporate citizen, the JAL Group will take advantage of the special nature of its business as an airline operator to continue efforts to harmonize its corporate activities with local communities, engage in cultural activities, and offer support for persons with disabilities. For a number of years, JAL has supported the activities of the United Nations Children's Fund (UNICEF). We carry the message "We support UNICEF" on our aircraft fuselages, and collection boxes for UNICEF's "Change for Good" program are carried on our aircraft, where UNICEF cards are also on sale. We have received particular praise for our participation over more than a decade in the foreign currency coin-collection program, "Change for Good," for which we received a letter of thanks from UNICEF Japan. Foreign coins donated by passengers who have returned to Japan after overseas trips are sent back to their countries of origin and exchanged for yen. The money is then donated to UNICEF for use in helping children throughout the world. The JAL Group will continue its support for UNICEF in its worldwide activities.

JAL has also for many years been assisting the Association of Medical Doctors of Asia (AMDA), a volunteer organization, with transport for emergency medical projects. Another area of social contribution is the JAL Scholarship program, established in 1975, under which college students from countries in Asia and Oceania are invited to Japan every year with the goal of fostering international understanding. Up to 2002, 1,151 students had participated in this program, now administered by the JAL Foundation.

Consolidated operating revenues


(Billions of yen)
2,400
1,800
1,200
600
0
2001 2002 2003

Consolidated operating income


(Billions of yen)
100
80
60
40
20
0
-20
2001 2002 2003

Operating Environment and Financial Strategy

Operating conditions for the Japanese airline industry remained difficult in the term under review as a result of the prolonged sluggishness of economies worldwide, exacerbated by fears regarding the repercussions of the threatened military action against Iraq and the impact on the tourism industry of SARS. On top of these overseas factors, the failure of the Japanese economy to stage a recovery, and the slack state of consumer spending stemming from the severe employment situation, caused the domestic business environment to remain difficult.

Against this background, Japan Airlines System was established on October 2, 2002 through a share transfer as a holding company for Japan Airlines and Japan Air System. This marked the birth of the new JAL Group. The Group aims to realize a broad corporate mission of contributing to the maintenance of peace and prosperity in Japan and the world as a whole by optimally leveraging its strengths as a comprehensive air transportation conglomerate. By so doing, it is our hope that we will not only satisfy our customers, but also help foster mutual cultural understanding and thus link hearts and minds across the globe.

JAL Fleet (Consolidated)

March 31, 2003

Type of aircraft	Capacity	Owned	Leased	Total
Boeing 747-400	299-568 seats	35	7	42
Boeing 747LR	350-483 seats	21	5	26
Boeing 747SR	533,563 seats	3	0	3
Boeing 747F	115 tons	7	3	10
Boeing 777	380-470 seats	10	10	20
Douglas MD-11	233-264 seats	4	2	6
Douglas DC-10	266-318 seats	15	0	15
Airbus A300-600R	239-292 seats	12	10	22
Airbus A300	283-298 seats	11	3	14
Boeing 767	213-270 seats	17	11	28
Douglas MD-90	166 seats	13	3	16
Douglas MD-81	163 seats	8	10	18
Douglas MD-87	134 seats	6	2	8
Boeing 737	150-167 seats	9	14	23
CRJ200	50 seats	0	5	5
YS-11	64 seats	11	0	11
DASH8-400	74 seats	0	2	2
SAAB340	36 seats	7	7	14
JS31	19 seats	2	1	3
Total		191	95	286

Employee Statistics for Japan Airlines and Consolidated Subsidiaries

March 31, 2003

Operations by business segment	Number of employees
Air-transport	25,190
Air-transport related business ("other" segment)	21,714
Travel services	5,664
Hotel and resort operations	2,317
Total	54,885

Note: These figures represent employees in the actual workforce.

Consolidated net income


(Billions of yen)
50
25
0
-25
-50
2001
2002
2003

Consolidated total assets


(Billions of yen)
2,400
1,800
1,200
600
0
2002
2003

To raise the Group's enterprise value and strengthen its financial position in order to cope with this increasingly difficult business environment, we have chosen to target improvements in ROE and in the ratio of the interest-bearing debt balance to operating cash flows. We have set our targets at a minimum of 10% for ROE and a maximum of 10 years for debt repayment, both on a consolidated basis. For the reporting period, ROE came to 4.6% and the interest-bearing debt balance ratio stood at 11.9, but we expect the greater management efficiencies generated by the business integration between JAL and JAS to lead to increased revenue, enabling us to reach our goals for these two key business indicators by fiscal 2005, the final year of the current medium-term management plan.

As a result of the aforementioned integration of the two airline operating companies under a holding company established last October, a truly accurate year-on-year comparison of performance figures is impossible in some cases. Out of necessity, therefore, we have employed in the statements of profit and loss and cash flow statements a comparison with a simple addition of the figures for JAL and JAS for the previous business term.

Results of Operations (on a consolidated basis)

Operating revenues

Operating revenues for the business term ended March 31, 2003 came to ¥2,083,480 million (US$17,362 million), an increase of 2.7% over the previous year.

On a segment basis, revenue from air transportation came to ¥1,650,471 million (US$13,754 million), revenue from businesses peripheral to air transportation was ¥468,230 million (US$3,902 million), revenue from travel services amounted to ¥435,788 million (US$3,632 million), and revenue from hotel and resort operations stood at ¥39,818 million (US$332 million).

The split between revenue from overseas and domestic operations was approximately 50:50. The breakdown of overseas revenue by region shows that the Americas accounted for 15.6% of total revenue, at ¥325,409 million (US$2,712 million), Europe for 10.2% at ¥211,648 million (US$1,764 million), and Asia & Oceania for 20.8% at ¥433,314 million (US$3,611 million). As can be seen from this breakdown, the integration of the two airline operators has resulted in a more balanced distribution of revenue sources, which serves as a valuable form of risk dispersion amid the present severe operating environment.

Consolidated total stockholders' equity


(Billions of yen)
320
240
160
80
0
2002
2003

Consolidated long-term debt


(Billions of yen)
1,200
900
600
300
0
2002
2003

Earnings

Operating expenses rose 2.1% over the previous term, to ¥2,072,891 million (US$17,274 million). However, operating income performed a dramatic turnaround to ¥10,589 million (US$88 million), compared with the operating loss of ¥1,041 million registered for the previous term. The ratio of operating income to net sales came to 0.5%.

By segment, operating income in air transportation showed a steady trend toward recovery on overseas routes in the first half of the year from the slump suffered in the wake of the September 11 attacks, but international passenger air travel demand failed to recover to the pre-9/11 level owing to various developments in the latter half of the year, including the Bali bombing, the strong typhoon which hit Guam, and the deteriorating security situation in the run-up to the war on Iraq.

In domestic operations, we began flights on routes hitherto monopolized by ANA, our main competitor, and increased the number of flights on routes enjoying strong demand. We succeeded in eliminating flight duplication stemming from the business integration, reviewed our route network, and adjusted the fleet composition and flight numbers. These actions were all taken with a view to both improving customer convenience and raising profitability. Unfortunately, fierce competition led to a decline in ticket prices, and revenue failed to grow in spite of an increase in the number of passengers over the previous year.

In international cargo operations, we expanded our fleet of dedicated cargo planes and redesigned the system of charges for the goods we carry to take advantage of the growing globalization of trade. As a result, business volume grew steadily as projected throughout the term. The total operating income of our air transportation business came to ¥2,799 million (US$23 million), for a ratio of operating income to sales of 0.2%.

In businesses peripheral to air transportation, steady progress was recorded by all operations. Sales of in-flight meals increased in parallel with the growth in the number of flights, while sales growth was also recorded by our duty-free shops at Narita Airport and by print media operations. The card business did particularly well thanks to the amalgamation of the JAL and JAS cards. As a result, operating income from this segment amounted to ¥8,636 million (US$72 million), and the ratio of operating income to sales stood at 1.8%.

Consolidated stockholders' equity ratio


(%)
16
12
8
4
0
2002
2003

Consolidated cash flows


(Billions of yen)
160
70
-20
-110
-200
2003
Net cash provided by operating activities
Net cash used in investing activities
Net cash used in financing activities

Owing to a further tightening of customers' purse-strings, in addition to declining demand for travel due to the impact of the Bali bombing and the buildup to the war on Iraq, the Group's travel service operations posted an operating loss of ¥269 million (US$2 million).

The hotels and resort operations segment suffered poor business in North America and Europe in the wake of the terrorist attacks of September 2001, but business was comparatively firm in Asia. As a result, operating income for the whole segment came to ¥215 million (US$2 million), and the ratio of operating income to sales was 0.6%.

In non-operating income/loss items, flight equipment purchase incentives amounted to ¥42,075 million (US$351 million), while expenses arising from business combination, including extra advertising and the integration of branch offices, came to ¥7,304 million (US$61 million).

As a result of the above, and also partially due to the application of tax-effect accounting, net income came to ¥11,645 million (US$97 million), a notable turnaround from the net loss of ¥35,797 million registered for the previous year. The ratio of net income to net sales was 0.6%.

Liquidity and Capital Resources

Financial Position

Total assets as of the end of March 2003 stood at ¥2,172,284 million (US$18,102 million), a decline of ¥122,552 million (US$1,021 million) from the previous term-end. This decrease is attributable to a decline in long-term loans under a securitization scheme and the one-off factor of the balance sheet date falling on a Sunday last year, which caused trade accounts receivable with maturity on the balance sheet date to remain unsettled.

On the liabilities side, the repayment of short-term borrowings under current liabilities, and the redemption of corporate bonds under long-term liabilities, led to a decline of ¥119,197 million in total liabilities.

As a result of the foregoing, the key management indicator of ROE remained at 4.6%, although the equity ratio climbed from 11.1% to 11.7%. However, we are confident of achieving our target of 10% or more by fiscal 2005, the final year of the current medium-term plan, because of an improvement in component elements of ROE, that is, the ratio of net income to net sales, and total asset turnover.

Cash Flows

With income before income taxes of ¥4,081 million (US$34 million) and depreciation and amortization of ¥118,187 million (US$985 million), net cash provided by operating activities came to ¥155,413 million

(US$1,295 million). Net cash used in investing activities accounted to ¥85,187 million (US$710 million) as a result of the purchase of new aircraft, while net cash used in financing activities came to ¥108,103 million (US$901 million) owing to the repayment of long-term debt and the redemption of bonds. As a result, the balance of cash and cash equivalents at term-end stood at ¥146,318 million (US$1,219 million), a decline of ¥39,081 million (US$294 million) compared with the previous term-end.

Outlook

Despite signs of a gradual earnings recovery by certain industrial sectors, no significant overall improvement is expected in the state of the Japanese economy during the current fiscal year and the business environment is expected to remain as difficult as ever.

For the airline industry, against the backdrop of the conflict in Iraq, which lasted from the end of fiscal 2002 into the early part of the present term, as well as the severe impact on the travel business of the SARS outbreak in East Asia, it is clear that fiscal 2003 has got off to an unpromising start. As of the time of writing, it would appear that the combined negative impact of the Iraq situation and SARS will be on the order of a ¥162 billion (US$1,350 million) decline in operating revenues compared with the initial target, and decline of ¥115.5 billion (US$962.5 million) is expected in the operating income/loss account. On the other hand, this should be balanced by positive factors such as a reduction in the number of international flights, increased revenue from domestic air travel, and the effect of emergency earnings improvement measures focused on cost cutting. These factors should produce an improvement of ¥37 billion (US$308 million) in the operating income/loss account. We anticipated an additional ¥5.5 billion (US$46 million) from changes in our cost estimates due to downward revision of factors on which the calculation is based. As a result, the operating loss should be held down to ¥7.3 billion (US$61 million).

Separate from these efforts, we will take steps to reduce inventories of aircraft spare parts and maintenance vehicles to more suitable levels, thereby effecting a saving of ¥5 billion (US$42 million). Consequently, business performance for fiscal 2003 on a consolidated basis is projected as follows: net sales of ¥2,032 billion (US$16,933 million), an operating loss of ¥22 billion (US$183 million), and a net loss of ¥43 billion (US$358 million).

In view of the fact that the Iraq conflict is already over and the SARS epidemic appears to have been contained, business performance in fiscal 2004 and after should recover in line with our projections under the current medium-term business plan.

Consolidated Balance Sheets

Japan Airlines System Corporation and Consolidated Subsidiaries

As of March 31.	Millions of yen 2003	Millions of yen 2002 Pro forma (Unaudited)	Thousands of U.S. dollars (Note 2) 2003
Assets			
Current assets:			
Cash and time deposits (Note 3)	¥ 133,145	¥ 131,756	$ 1,109,541
Short-term investments in securities (Note 4)	14,621	14,756	121,841
Accounts receivable (Note 13):			
Trade	197,528	231,974	1,646,066
Unconsolidated subsidiaries and affiliates	6,935	12,830	57,791
Allowance for doubtful accounts	(3,117)	(4,263)	(25,975)
Flight equipment spare parts, at cost	78,424	75,509	653,533
Deferred income taxes (Note 7)	16,597	18,262	138,308
Prepaid expenses and other	86,186	141,643	718,216
Total current assets	530,322	622,467	4,419,350
Investments and advances (Note 5):			
Unconsolidated subsidiaries and affiliates	40,992	39,859	341,600
Other (Note 4)	99,497	124,651	829,141
Total investments and advances	140,490	164,510	1,170,750
Property and equipment (Notes 5 and 9):			
Flight equipment	2,143,242	2,082,518	17,860,350
Ground property and equipment	848,023	848,982	7,066,858
	2,991,266	2,931,501	24,927,216
Accumulated depreciation	(1,661,854)	(1,592,288)	(13,848,783)
	1,329,411	1,339,213	11,078,425
Advances on flight equipment purchases and other (Note 13)	53,203	45,747	443,358
Property and equipment, net	1,382,615	1,384,960	11,521,791
Long-term loans	14,499	51,813	120,825
Deferred income taxes (Note 7)	41,503	23,827	345,858
Other assets	62,853	47,256	523,775
	¥2,172,284	¥2,294,836	$18,102,366

In order to enhance comparability, supplemental unaudited pro forma financial statements as of March 31, 2002 are presented above.
The accompanying notes are an integral part of these consolidated statements.

	Millions of yen		Thousands of U.S. dollars (Note 2)
	2003	2002 Pro forma (Unaudited)	2003
Liabilities and stockholders' equity			
Current liabilities:			
Short-term bank loans (Note 5)	¥ 23,035	¥ 61,176	$ 191,958
Current portion of long-term debt (Notes 5 and 13)	198,188	226,782	1,651,566
Accounts payable (Note 13):			
Trade	197,227	192,760	1,643,558
Unconsolidated subsidiaries and affiliates	7,329	7,172	61,075
Accrued expenses	56,337	71,701	469,475
Accrued income taxes (Note 7)	5,320	3,712	44,333
Deferred income taxes (Note 7)	73	88	608
Other	127,833	144,207	1,065,275
Total current liabilities	615,346	707,602	5,127,883
Long-term debt (Notes 5 and 13)	1,094,285	1,132,238	9,119,041
Accrued pension and severance costs (Note 6)	143,670	126,814	1,197,250
Deferred income taxes (Note 7)	413	864	3,441
Other noncurrent liabilities	40,788	46,182	339,900
Minority interests	23,522	26,329	196,016
Commitments and contingent liabilities (Notes 9, 10 and 13)			
Stockholders' equity (Note 8):			
Common stock:			
Authorized: 7,000,000,000 shares			
Issued: 1,980,465,250 shares in 2003	100,000	212,036	833,333
Capital surplus	147,175	46,492	1,226,458
Retained earnings (accumulated deficit)	23,481	(1)	195,675
Net unrealized (loss) gain on other securities, net of taxes (Note 4)	(780)	1,307	(6,500)
Translation adjustments	(7,451)	(4,710)	(62,091)
Common stock in treasury, at cost: 19,863,126 shares in 2003	(8,168)	(319)	(68,066)
Total stockholders' equity	254,256	254,803	2,118,800
	¥2,172,284	¥2,294,836	$18,102,366

Consolidated Statements of Operations

Japan Airlines System Corporation and Consolidated Subsidiaries

Years ended March 31,	2003	2002 Pro forma (Unaudited)	2001 Pro forma (Unaudited)	2003
	Millions of yen			Thousands of U.S. dollars (Note 2)
Operating revenues:				
Passenger:				
Domestic	¥ 629,358	¥ 650,185	¥ 652,653	$ 5,244,650
International	668,472	632,472	696,895	5,570,600
Cargo:				
Domestic	42,217	43,201	46,806	351,808
International	165,613	145,846	159,739	1,380,108
Incidental and other revenues	577,818	557,775	566,063	4,815,150
	2,083,480	2,029,481	2,122,158	17,362,333
Operating expenses (Note 9):				
Wages, salaries and benefits	499,448	487,647	476,490	4,162,066
Aircraft fuel	245,921	250,457	260,962	2,049,341
Aircraft maintenance	81,139	72,385	61,317	676,158
Aircraft rent	91,921	98,657	84,621	766,008
Landing fees and other rent	231,835	222,354	244,287	1,931,958
Purchased services	111,922	128,313	124,453	932,683
Depreciation and amortization	118,187	113,519	115,516	984,891
Commission	125,717	136,729	149,127	1,047,641
Incidental and other expenses	566,796	520,458	508,998	4,723,300
	2,072,891	2,030,522	2,025,775	17,274,091
Operating income (loss)	10,589	(1,041)	96,383	88,241
Non-operating income (expenses):				
Interest and dividend income	2,932	3,814	4,312	24,433
Interest expense	(34,657)	(38,829)	(41,430)	(288,808)
Exchange (loss) gain, net	(1,975)	3,800	6,903	(16,458)
Flight equipment purchase incentives	42,075	—	—	350,625
Gain on sales of ground property and equipment	4,446	5,933	669	37,050
Gain on sales of investments in securities	4,623	14,337	2,169	38,525
Loss on sales and disposal of flight equipment	(10,637)	(7,147)	(8,173)	(88,641)
Loss on disposal of ground property and equipment	(9,852)	(5,176)	(6,665)	(82,100)
Equity in earnings (losses) of affiliates	340	(155)	264	2,833
Expenses arising from business combination	(7,304)	—	—	(60,866)
Other, net	3,500	(6,739)	(18,602)	29,166
	(6,508)	(30,163)	(60,553)	(54,233)
Income (loss) before income taxes and minority interests	4,081	(31,205)	35,830	34,008
Income taxes (Note 7):				
Current	8,100	8,526	14,057	67,500
Deferred	(16,468)	(3,793)	(23,012)	(137,233)
	(8,368)	4,732	(8,955)	(69,733)
Minority interests	(804)	140	(1,522)	(6,700)
Net income (loss)	¥ 11,645	¥ (35,797)	¥ 43,263	$ 97,041

In order to enhance comparability, supplemental unaudited pro forma financial statements for the years ended 2002 and 2001 are presented above.

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity (Note 8)

Japan Airlines System Corporation and Consolidated Subsidiaries

		Millions of yen						
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gain on other securities, net of taxes (Note 4)	Translation adjustments	Common stock in treasury	Total
Balance at April 1, 2002	1,980,465,250	¥100,000	¥158,529	¥ 570	¥ 2,095	¥(4,717)	¥(7,467)	¥249,009
Net income for the year ended March 31, 2003				11,645				11,645
Bonuses to directors and statutory auditors				(35)				(35)
Transfer from capital surplus to retained earnings			(11,301)	11,301				—
Other			(51)		(2,875)	(2,734)	(701)	(6,363)
Balance at March 31, 2003	1,980,465,250	¥100,000	¥147,175	¥23,481	¥ (780)	¥(7,451)	¥(8,168)	¥254,256

	Thousands of U.S. dollars (Note 2)						
	Common stock	Capital surplus	Retained earnings	Net unrealized gain on other securities, net of taxes (Note 4)	Translation adjustments	Common stock in treasury	Total
Balance at April 1, 2002	$833,333	$ 1,321,075	$ 4,750	$ 17,458	$(39,308)	$(62,225)	$ 2,075,075
Net income for the year ended March 31, 2003			97,041				97,041
Bonuses to directors and statutory auditors			(291)				(291)
Transfer from capital surplus to retained earnings		(94,175)	94,175				—
Other		(425)		(23,958)	(22,783)	(5,841)	(53,025)
Balance at March 31, 2003	$833,333	$1,226,458	$195,675	$ (6,500)	$(62,091)	$(68,066)	$2,118,800

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

Japan Airlines System Corporation and Consolidated Subsidiaries

Years ended March 31.	Millions of yen 2003	2002 Pro forma (Unaudited)	2001 Pro forma (Unaudited)	Thousands of U.S. dollars (Note 2) 2003
Operating activities:				
Income (loss) before income taxes and minority interests	¥ 4,081	¥ (31,205)	¥ 35,830	$ 34,008
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	118,187	113,517	115,516	984,891
(Gain) loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(2,551)	7,402	14,028	(21,258)
Loss (gain) on sales and disposal of property and equipment, net	17,603	(10,968)	7,896	146,691
Net provision for accrued pension and severance costs	17,223	847	2,277	143,525
Interest and dividend income	(2,932)	(3,814)	(4,312)	(24,433)
Interest expense	34,657	38,829	41,430	288,808
Exchange loss (gain)	141	(483)	(546)	1,175
Equity in (earnings) losses of affiliates	(340)	155	(264)	(2,833)
Decrease (increase) in notes and accounts receivable	31,761	(6,645)	(36,134)	264,675
(Increase) decrease in flight equipment spare parts	(2,812)	27	(1,622)	(23,433)
Increase (decrease) in accounts payable	7,778	(7,126)	2,409	64,816
Other	(29,111)	(11,767)	27,870	(242,591)
Subtotal	193,686	88,769	204,380	1,614,050
Interest and dividends received	3,427	4,026	4,619	28,558
Interest paid	(34,709)	(38,254)	(40,838)	(289,241)
Income taxes paid	(6,991)	(14,646)	(10,077)	(58,258)
Net cash provided by operating activities	155,413	39,896	158,084	1,295,108
Investing activities:				
Purchases of time deposits	(101)	(1,372)	(24,682)	(841)
Proceeds from maturity of time deposits	1,877	3,498	26,866	15,641
Purchases of property and equipment	(195,575)	(118,882)	(85,610)	(1,629,791)
Proceeds from sales of property and equipment	62,043	43,665	8,710	517,025
Purchases of investments in securities	(11,540)	(2,218)	(7,604)	(96,166)
Proceeds from sales and maturity of investments in securities	12,400	18,520	18,484	103,333
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	683	1,511	8,393	5,691
Long-term loans receivable made	(4,937)	(42,279)	(18,819)	(41,141)
Collection of long-term loans receivable	42,887	22,892	15,463	357,391
Other	7,074	7,491	34,060	58,950
Net cash used in investing activities	(85,187)	(67,172)	(24,737)	(709,891)

Years ended March 31,	2003 (Millions of yen)	2002 Pro forma (Unaudited) (Millions of yen)	2001 Pro forma (Unaudited) (Millions of yen)	2003 (Thousands of U.S. dollars (Note 2))
Financing activities:				
(Decrease) increase in short-term bank loans, net	¥ (36,196)	¥ 1,802	¥ (21,747)	$ (301,633)
Proceeds from long-term loans	214,804	266,607	88,566	1,790,033
Repayment of long-term loans	(199,550)	(145,433)	(201,860)	(1,662,916)
Redemption of bonds	(83,864)	(60,000)	(67,283)	(698,866)
Dividends paid to stockholders of a wholly owned subsidiary before share transfer	(50)	(7,089)	(5,306)	(416)
Dividends paid to minority interests	(266)	(379)	(392)	(2,216)
Other	(2,979)	(474)	2,763	(24,825)
Net cash (used in) provided by financing activities	(108,103)	55,032	(205,259)	(900,858)
Effect of exchange rate changes on cash and cash equivalents	(670)	1,713	1,560	(5,583)
Net (decrease) increase in cash and cash equivalents	(38,548)	29,469	(70,351)	(321,233)
Cash and cash equivalents at beginning of year	185,399	151,150	221,505	1,544,991
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	176	1,030	81	1,466
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(708)	—	(84)	(5,900)
Cash and cash equivalents at end of year	¥ 146,318	¥ 181,651	¥ 151,150	$ 1,219,316

In order to enhance comparability, supplemental unaudited pro forma financial statements for the years ended 2002 and 2001 are presented above.

The accompanying notes are an integral part of these consolidated statements.

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines System Corporation (the "Company") and its consolidated domestic subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and its consolidated foreign subsidiaries, in conformity with those of their countries of domicile. The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Financial Services Agency as required by the Securities and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The Company is a holding company established by Japan Airlines Company, Ltd. ("JAL") and Japan Air System Corporation ("JAS") by means of a transfer of shares in accordance with the Commercial Code of Japan on October 2, 2002. In order to enhance comparability, supplemental pro forma financial information for the years ended March 31, 2002 and 2001 has been presented. The pro forma financial information for the years then ended, which is unaudited, is presented as the aggregate of the respective consolidated financial statements of JAL and JAS and also reflects reclassifications of each companies' consolidated financial statements to conform these to the presentation in the consolidated financial statements for the year ended March 31, 2003.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

The accounting policies stated hereafter are applicable only to the consolidated financial statements of the Company and its consolidated subsidiaries for the year ended March 31, 2003 and are not necessarily applicable to the unaudited pro forma financial information for the years ended March 31, 2002 and 2001.

b. Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the consolidated financial statements on an equity basis.

The balance sheet date of 25 of the consolidated subsidiaries is December 31, and for 1 consolidated subsidiary, it is February 28. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1 through March 31 and the period from March 1 through March 31 have been adjusted, if necessary.

The differences between the cost and the fair value of the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions have been eliminated.

As to accounting for business combinations, the pooling-of-interest method and the purchase method are permitted under accounting practices generally accepted in Japan. The business combination of JAL and JAS has been accounted for by the pooling-of-interest method. The operating results of the consolidated subsidiaries have been included in the consolidated financial statements of operations and cash flows from April 1, 2002, regardless of the date of establishment of the Company. In addition, the beginning balances for this fiscal year in the consolidated statement of stockholders' equity have been presented assuming that the Company had existed as of April 1, 2002.

c. Securities

Securities, except for investments in unconsolidated subsidiaries and affiliates, are classified as trading securities, held-to-maturity securities or other securities. Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of stockholders' equity, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

d. Derivatives

Derivatives positions are stated at fair value.

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. In addition, the related interest differential paid or received under interest-rate swaps used as hedging instruments is recognized over the terms of the swap agreements as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

e. Property and equipment

Property and equipment is stated at cost except as indicated in the following paragraph.

Under Japanese tax legislation, it is permitted to defer certain capital gains, principally those arising from insurance claims, by crediting them to the cost of certain properties. Deferred capital gains amounted to ¥13,227 million ($110,225 thousand) at March 31, 2003 and ¥15,193 million (unaudited) on a pro forma basis at March 31, 2002, respectively.

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:

Boeing 747 (with the exception of Boeing 747-400)	—principally the declining-balance method based on their estimated useful lives
Boeing 747-400	—the straight-line method based on their estimated useful lives
Boeing 767	—principally the straight-line method based on their estimated useful lives
Boeing 777	—the straight-line method based on their estimated useful lives
Boeing 737	—the straight-line method based on their estimated useful lives
Douglas DC-10	—principally the declining-balance method based on their estimated useful lives
Douglas MD-11	—the straight-line method based on their estimated useful lives
Douglas MD 90	—the straight-line method based on their estimated useful lives
Douglas MD 87	—the straight-line method based on their estimated useful lives
Douglas MD 81	—the straight-line method based on their estimated useful lives
Airbus A300 (with the exception of Airbus A300-600)	—the straight-line method based on their estimated useful lives
Airbus A300-600	—the straight-line method based on their estimated useful lives

Spare parts contained in flight equipment:

—principally the declining-balance method based on each aircraft's or engine's estimated useful life

Ground property and equipment:

—principally the straight-line method based on the estimated useful lives of the respective assets

Intangible fixed assets:

Software	—computer software intended for internal use is amortized by the straight-line method based on the estimated useful life

The estimated useful lives are as follows:

Flight equipment	over 8 to 27 years
Ground property and equipment	over 2 to 65 years
Software	over 5 to 7 years

f. Accrued pension and severance costs

To provide for employees' severance indemnities, net period pension cost, which represents the amount recognized as the cost of a pension plan for the year, is accounted for based on the projected benefit obligation and the plan assets.

The unrecognized obligation at transition is being amortized by the straight-line method over a period of fifteen years.

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period which is less than the average remaining years (principally fifteen years) of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

g. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and translation gain or loss are included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable year-end exchange rates are presented as minority interests and as a separate component of stockholders' equity.

h. Revenue recognition

Passenger and cargo revenue are recognized when the transportation services are rendered.

i. Leases

As lessee

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the consolidated domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

j. Appropriation of retained earnings and disposition of accumulated deficit

Under the Commercial Code of Japan, the appropriation of retained earnings (deficit) with respect to a financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations.

k. Cash equivalents

Cash equivalents are defined as highly liquid, short-term investments with an original maturity of 3 months or less.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥120 = U.S.$1.00, the approximate exchange rate prevailing on March 31, 2003, has been used. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

3. Cash and Cash Equivalents

The components of cash and cash equivalents at March 31, 2003 and on a pro forma basis at March 31, 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2003	2002 Pro forma (Unaudited)	2003
Cash and time deposits	¥133,145	¥131,756	$1,109,541
Time deposits with a maturity of more than three months	(392)	(2,204)	(3,266)
Short-term investments in securities with a maturity of three months or less	13,840	13,855	115,333
Short-term investments included in prepaid expenses and other, with a maturity of three months or less	—	40,393	—
Credit balances of current accounts included in short-term bank loans	(274)	(2,149)	(2,283)
	¥146,318	¥181,651	$1,219,316

4. Fair Value of Securities

No trading securities or held-to-maturity securities were held at March 31, 2003 or on a pro forma basis at March 31, 2002. Securities classified as other securities are included in "short-term investments in securities" and "investments and advances — other" in the accompanying consolidated balance sheets.

The components of unrealized gain or loss on marketable securities classified as other securities at March 31, 2003 and on a pro forma basis at March 31, 2002 are summarized as follows:

	Millions of yen		
March 31, 2003	Acquisition costs	Carrying value	Unrealized gain (loss)
Unrealized gain:			
Stocks	¥ 2,596	¥ 4,524	¥ 1,927
Bonds:			
Government bonds	17	20	2
Corporate bonds	214	215	0
Other	970	1,003	32
	3,800	5,763	1,962
Unrealized loss:			
Stocks	10,931	7,985	(2,946)
Bonds:			
Corporate bonds	109	107	(2)
Other	129	87	(42)
	11,171	8,180	(2,991)
Total	¥14,971	¥13,943	¥(1,028)

	Thousands of U.S. dollars		
March 31, 2003			
Unrealized gain:			
Stocks	$ 21,633	$ 37,700	$16,058
Bonds:			
Government bonds	141	166	16
Corporate bonds	1,783	1,791	0
Other	8,083	8,358	266
	31,666	48,025	16,350
Unrealized loss:			
Stocks	91,091	66,541	(24,550)
Bonds:			
Corporate bonds	908	891	(16)
Other	1,075	725	(350)
	93,091	68,166	(24,925)
Total	$124,758	$116,191	$ (8,566)

March 31, 2002 Pro forma (Unaudited)	Acquisition costs	Carrying value	Unrealized gain (loss)
			Millions of yen
Unrealized gain:			
Stocks	¥ 9,461	¥15,130	¥5,669
Bonds:			
Government bonds	17	20	2
Corporate bonds	69	71	1
Other	1,467	1,479	12
	11,016	16,702	5,685
Unrealized loss:			
Stocks	13,788	10,477	(3,311)
Bonds:			
Corporate bonds	7,099	6,952	(147)
Other	278	248	(29)
	21,166	17,678	(3,488)
Total	¥32,183	¥34,380	¥2,197

Non-marketable securities classified as other securities amounted to ¥43,419 million ($361,825 thousand) at March 31, 2003 and ¥35,420 million (unaudited) on a pro forma basis at March 31, 2002, respectively.

Proceeds from sales of securities classified as other securities amounted to ¥5,255 million ($43,791 thousand) for the year ended March 31, 2003, and ¥17,964 million (unaudited) and ¥10,544 million (unaudited) on a pro forma basis for the years ended March 31, 2002 and 2001, respectively. The aggregate gain realized on those sales totaled ¥3,853 million ($32,108 thousand) for the year ended March 31, 2003, and ¥12,614 million (unaudited) and ¥428 million (unaudited) on a pro forma basis for the years ended March 31, 2002 and 2001, respectively, and the aggregate loss realized on those sales totaled ¥53 million ($441 thousand) for the year ended March 31, 2003, and ¥254 million (unaudited) and ¥933 million (unaudited) on a pro forma basis for the years ended March 31, 2002 and 2001, respectively.

The redemption schedule at March 31, 2003 for bonds with maturity dates is summarized as follows:

March 31, 2003	Due in one year or less	Due after one year through five years
		Millions of yen
Government bonds	¥ 11	¥ 7
Corporate bonds	212	113
Total	¥223	¥120

March 31, 2003	Due in one year or less	Due after one year through five years
		Thousands of U.S. dollars
Government bonds	$ 91	$ 58
Corporate bonds	1,766	941
Total	$1,858	$1,000

5. Short-Term Bank Loans and Long-Term Debt

The weighted average interest rates on short-term bank loans outstanding were 1.8% (audited) and 0.9% (unaudited) on a pro forma basis at March 31, 2003 and 2002, respectively.

Long-term debt at March 31, 2003 and on a pro forma basis at March 31, 2002 consisted of the following:

Outstanding Debt at March 31,	Range of interest rate at March 31, 2003	Maturities at March 31, 2003	2003	2002 Pro forma (Unaudited)	2003
			Millions of yen		Thousands of U.S. dollars
Bonds:					
Bond in U.S. dollars	6.625%	2003	¥ 26,845	¥ 26,845	$ 223,708
Euro-yen bonds	—	—	—	63,500	—
Japanese yen bonds	1.5%-3.4%	2003-2018	259,350	261,050	2,161,250
Convertible bond in yen	—	—	—	18,664	—
Loans with collateral	0.95%-7.91%	2003-2020	531,486	580,205	4,429,050
Loans without collateral	0.29%-9.5%	2003-2030	460,436	392,328	3,836,966
Other			14,355	16,428	119,625
			1,292,473	1,359,021	10,770,608
Less current portion of long-term debt			(198,188)	(226,782)	(1,651,566)
			¥1,094,285	¥1,132,238	$9,119,041

A convertible bond in yen due 2005 which amounted to ¥18,664 million ($155,533 thousand) was redeemed before maturity on August 21, 2002.

The aggregate annual maturities of long-term debt subsequent to March 31, 2003 are summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2004	¥ 198,188	$ 1,651,566
2005	146,895	1,224,125
2006	126,074	1,050,616
2007	129,335	1,077,791
2008 and thereafter	691,980	5,766,500
	¥1,292,473	$10,770,608

A summary of assets pledged as collateral at March 31, 2003 and on a pro forma basis at March 31, 2002 is as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2003	2002 Pro forma (Unaudited)	2003
Flight equipment, net of accumulated depreciation	¥509,643	¥584,274	$4,247,025
Investments in affiliates and other securities	19,344	21,036	161,200
Ground property and equipment, net of accumulated depreciation, and other	250,754	252,125	2,089,616
	¥779,741	¥857,436	$6,497,841

The effective interest rate on the bonds in U.S. dollars, due 2003, at 6.625%, which resulted from hedging the bonds with a currency swap, was lower than the long-term prime rate in Japan at the issuance date.

6. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to pension annuity payments or to a lump-sum severance payment determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.

Certain significant domestic consolidated subsidiaries have established contributory defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, which cover a portion of the governmental welfare pension program, under which the contributions are made jointly by the companies and their employees, and which include an additional portion representing the substituted non-contributory pension plans. In addition, certain consolidated subsidiaries have maintained non-contributory defined pension plans, defined contribution pension plans and lump-sum severance indemnity plans.

The projected benefit obligation and the funded status of the plans including the portion for the governmental welfare pension program are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2003	2002 Pro forma (Unaudited)	2003
Projected benefit obligation	¥(829,170)	¥(805,045)	$(6,909,750)
Plan assets	337,495	361,469	2,812,458
Accrued pension and severance costs	143,670	126,814	1,197,250
Prepaid pension and severance costs	(448)	(224)	(3,733)
Net unrecognized amount	¥(348,453)	¥(316,985)	$(2,903,775)

In computing the projected benefit obligation, small companies are permitted to adopt several simplified methods and certain subsidiaries have adopted such methods.

The net unrecognized amounts were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2003	2002 Pro forma (Unaudited)	2003
Unrecognized benefit obligation at transition	¥(177,551)	¥(192,995)	$(1,479,591)
Adjustment for actuarial assumptions	(172,417)	(125,963)	(1,436,808)
Past service cost	1,515	1,973	12,625
Net unrecognized amount	¥(348,453)	¥(316,985)	$(2,903,775)

The components of net periodic pension and severance costs excluding the employees' contributory portion were as follows:

	Millions of yen			Thousands of U.S. dollars
March 31,	2003	2002 Pro forma (Unaudited)	2001 Pro forma (Unaudited)	2003
Service cost	¥31,169	¥29,352	¥29,816	$259,741
Interest cost on projected benefit obligation	26,939	25,237	24,200	224,491
Expected return on plan assets	(17,168)	(18,240)	(23,291)	(143,066)
Amortization of unrecognized severance benefit obligation at transition	15,143	15,004	15,947	126,191
Amortization of adjustment for actuarial assumptions	8,765	4,719	—	73,041
Amortization of past service cost	(140)	(5,185)	—	(1,166)
Net periodic pension and severance costs	¥64,709	¥50,888	¥46,673	$539,241

Special additional termination benefits paid but not included in determining the projected benefit obligation, are charged to income when paid. The amounts charged to income amounted to ¥1,176 million ($9,800 thousand) for the year ended March 31, 2003, and ¥1,730 million (unaudited) and ¥3,544 million (unaudited) on a pro forma basis for the years ended March 31, 2002 and 2001, respectively.

The assumptions used were as follows:

	2003	2002 Pro forma (Unaudited)	2001 Pro forma (Unaudited)
Discount rates for obligation at end of each year	2.5% - 3.5%	2.5% - 3.5%	2.8% - 3.5%
Expected rates of return on plan assets for each year ended March 31	0.7% - 5.5%	1.2% - 6.3%	1.2% - 6.9%

7. Income Taxes

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2003 and on a pro forma basis at March 31, 2002 were as follows:

March 31,	Millions of yen 2003	Millions of yen 2002 Pro forma (Unaudited)	Thousands of U.S. dollars 2003
Deferred tax assets:			
Revaluation loss on investments in unconsolidated subsidiaries and affiliates	¥ 14,536	¥ 15,868	$ 121,133
Accrued pension and severance costs	38,709	25,645	322,575
Allowance for doubtful accounts	2,391	2,840	19,925
Accounts payable — trade	3,137	2,673	26,141
Revaluation loss on flight equipment spare parts	2,041	2,040	17,008
Accrued bonuses	2,609	4,294	21,741
Tax loss carryforwards	38,197	51,124	318,308
Other	18,736	18,303	156,133
	120,360	122,792	1,003,000
Deferred tax liabilities:			
Reserve for special depreciation	(2,805)	(3,650)	(23,375)
Accumulated earnings of consolidated subsidiaries	(4,058)	(2,522)	(33,816)
Other	(1,382)	(3,914)	(11,516)
	(8,246)	(10,086)	(68,716)
Valuation allowance	(54,499)	(71,568)	(454,158)
Net deferred tax assets	¥ 57,614	¥ 41,136	$ 480,116

A reconciliation between the Japanese statutory tax rate and the Company's effective tax rate for the year ended March 31, 2003 is summarized as follows:

Year ended March 31, 2003	
Japanese statutory tax rate	42.1%
Disallowed expenses, including entertainment expenses	39.9
Non-taxable income, including dividends received	(7.3)
Equity in earnings of unconsolidated subsidiaries and affiliates	(3.5)
Inhabitants' per capita taxes	7.4
Change in valuation allowance	(347.5)
Tax effect on undistributed earnings of consolidated subsidiaries	53.7
Difference in tax rates of consolidated subsidiaries	10.2
Other	(0.0)
The Company's effective tax rate	(205.0)%

Reflecting a change in the local tax rates, the statutory tax rate used in determining the deferred tax assets and liabilities has been applied as follows. The current rate has been applied to temporary differences expected to be deducted for tax purposes by the end of March 2004 and the new rate has been applied to those to be utilized after April 2004.

8. Stockholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amount to be disbursed as distributions of earnings be appropriated to the legal reserve until the sum of the reserve and the additional paid-in capital account, which is included in Capital Surplus in consolidated balance sheet, equals 25% of the common stock account. The Code provides that neither additional paid-in capital nor the legal reserve in available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock upon approval by the Board of Directors. Accordingly, the Code provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders. The Company's shares of common stock had no par value in accordance with the Code.

9. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property at March 31, 2003 and on a pro forma basis at March 31, 2002, and the related depreciation and interest expense for the year ended March 31, 2003 and on a pro forma basis for the years ended March 31, 2002 and 2001, which would have been reflected in the consolidated balance sheets and the related consolidated statements of operations or in the pro forma information if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

Millions of yen

March 31, 2003	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥460,044	¥29,930	¥489,974
Less accumulated depreciation	(223,865)	(11,429)	(235,294)
Net book value	¥236,179	¥18,501	¥254,680

March 31, 2003			Thousands of U.S. dollars
Acquisition costs	$3,833,700	$249,416	$4,083,116
Less accumulated depreciation	(1,865,541)	(95,241)	(1,960,783)
Net book value	$1,968,158	$154,175	$2,122,333

March 31, 2002 Pro forma (Unaudited)	Flight equipment	Ground property and equipment	Total
			Millions of yen
Acquisition costs	¥456,016	¥29,329	¥485,346
Less accumulated depreciation	(262,646)	(16,575)	(279,222)
Net book value	¥193,369	¥12,754	¥206,124

	Millions of yen			Thousands of U.S. dollars
Year ended March 31,	2003	2002 Pro forma (Unaudited)	2001 Pro forma (Unaudited)	2003
Depreciation expense	¥47,376	¥48,076	¥50,370	$394,800
Interest expense	¥ 5,871	¥ 7,106	¥10,444	$ 48,925

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥55,541 million ($462,841 thousand) for the year ended March 31, 2003, and ¥58,911 million (unaudited) and ¥59,882 million (unaudited) on a pro forma basis for the years ended March 31, 2002 and 2001, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at March 31, 2003 and on a pro forma basis at March 31, 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2003	2002 Pro forma (Unaudited)	2003
Within 1 year	¥ 47,194	¥ 47,467	$ 393,283
Over 1 year	217,939	174,241	1,816,158
	¥265,133	¥221,708	$2,209,441

Future rental expenses under operating leases outstanding at March 31, 2003 and on a pro forma basis at March 31, 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2003	2002 Pro forma (Unaudited)	2003
Within 1 year	¥ 20,083	¥ 22,661	$ 167,358
Over 1 year	120,376	114,790	1,003,133
	¥140,459	¥137,451	$1,170,491

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the financing lease property accounted for as operating leases at March 31, 2003 and on a pro forma basis at March 31, 2002, and the related depreciation and interest revenue for the year ended March 31, 2003 and on a pro forma basis for the years ended March 31, 2002 and 2001, which are reflected in the consolidated balance sheets and the related consolidated statements of operations or in the unaudited pro forma information:

March 31, 2003	Flight equipment	Ground property and equipment	Total
			Millions of yen
Acquisition costs	¥ 347	¥ 3,033	¥3,381
Less accumulated depreciation	(289)	(1,973)	(2,263)
Net book value	¥ 58	¥ 1,060	¥1,118

March 31, 2003			Thousands of U.S. dollars
Acquisition costs	$ 2,891	$ 25,275	$ 28,175
Less accumulated depreciation	(2,408)	(16,441)	(18,858)
Net book value	$ 483	$ 8,833	$ 9,316

March 31, 2002 Pro forma (Unaudited)			Millions of yen
Acquisition costs	¥ 348	¥ 3,925	¥ 4,273
Less accumulated depreciation	(255)	(2,999)	(3,254)
Net book value	¥ 92	¥ 926	¥ 1,018

	Millions of yen			Thousands of U.S. dollars
Year ended March 31,	2003	2002 Pro forma (Unaudited)	2001 Pro forma (Unaudited)	2003
Depreciation expense	¥624	¥711	¥880	$5,200
Interest revenue	¥ 69	¥ 80	¥121	$ 575

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥739 million ($6,158 thousand) for the year ended March 31, 2003, and ¥852 million (unaudited) and ¥1,046 million (unaudited) on a pro forma basis for the years ended March 31, 2002 and 2001, respectively.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at March 31, 2003 and on a pro forma basis at March 31, 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2003	2002 Pro forma (Unaudited)	2003
Within 1 year	¥ 492	¥ 492	$4,100
Over 1 year	676	610	5,633
	¥1,169	¥1,103	$9,741

10. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2003 for the purchases of significant property and equipment amounted to ¥613,839 million ($5,115,325 thousand).

Consolidated subsidiaries lease aircraft, office space, hotel facilities, warehouses and office equipment. These leases are customarily renewed upon expiration.

At March 31, 2003, contingent liabilities for guarantees, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥15,207 million ($126,725 thousand), and contingent liabilities for commitments such as guarantees, keep-well agreements and others, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥2,133 million ($17,775 thousand).

In addition, at March 31, 2003, a consolidated subsidiary was liable under debt assumption agreements for the in-substance defeasance of certain bonds in the aggregate amount of ¥30,000 million ($250,000 thousand).

A consolidated subsidiary provides a commitment line facility as a part of its financing activities. The amounts of the facility provided, used and unused, at March 31, 2003 were ¥840 million ($7,000 thousand), ¥41 million ($341 thousand) and ¥798 million ($6,650 thousand), respectively.

11. Amounts Per Share

Net income per share has been computed based on the weighted average number of shares of common stock outstanding during the year. Diluted net income per share has not been presented for the year ended March 31, 2003 since neither the Company nor any of the consolidated subsidiaries had any potentially dilutive stock at March 31, 2003.

	Yen	U.S. dollars
Year ended March 31,	2003	2003
Net income per share of common stock	¥5.92	$0.049

The following table sets forth the computation of net income per share of common stock for the year ended March 31, 2003:

	Millions of yen, except share	Thousands of U.S. dollar, except share
Year ended March 31,	2003	2003
Net income available to shareholders of common stock (numerator):		
Net income	¥11,645	$ 97,041
Less: appropriation of bonuses to directors and statutory auditors	(37)	(308)
	¥11,608	$(96,733)
Weighted average number of shares of common stock outstanding (denominator)	1,962,051,790	1,962,051,790

Net assets per share have been computed based on the number of shares of common stock outstanding at the balance sheet date.

	Yen	U.S. dollars
March 31,	2003	2003
Net assets per share	¥129.66	$1.08

12. Segment Information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, travel services, and hotel and resort operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

a. Business segment information

Business segment information for the year ended March 31, 2003 and on a pro forma basis for the years ended March 31, 2002 and 2001 is summarized as follows:

Millions of yen

Year ended March 31, 2003	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,458,276	¥391,041	¥34,516	¥199,646	¥2,083,480	¥ —	¥2,083,480
Intra-group sales and transfers	192,195	44,747	5,301	268,584	510,828	(510,828)	—
Total	1,650,471	435,788	39,818	468,230	2,594,309	(510,828)	2,083,480
Operating expenses	1,647,671	436,058	39,602	459,593	2,582,926	(510,035)	2,072,891
Operating income (loss)	¥ 2,799	¥ (269)	¥ 215	¥ 8,636	¥ 11,382	¥ (792)	¥ 10,589
Depreciation and amortization	¥ 98,900	¥ 1,348	¥ 2,579	¥ 15,721	¥ 118,548	¥ (361)	¥ 118,187
Capital expenditures	¥ 185,982	¥ 2,073	¥ 1,818	¥ 10,019	¥ 199,894	¥ (704)	¥ 199,189
Identifiable assets	¥1,817,563	¥ 77,394	¥79,031	¥414,384	¥2,388,373	¥(216,089)	¥2,172,284

Thousands of U.S. dollars

Year ended March 31, 2003	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	$12,152,300	$3,258,675	$287,633	$1,663,716	$17,362,333	$ —	$17,362,333
Intra-group sales and transfers	1,601,625	372,891	44,175	2,238,200	4,256,900	(4,256,900)	—
Total	13,753,925	3,631,566	331,816	3,901,916	21,619,241	(4,256,900)	17,362,333
Operating expenses	13,730,591	3,633,816	330,016	3,829,941	21,524,383	(4,250,291)	17,274,091
Operating income (loss)	$ 23,325	$ (2,241)	$ 1,791	$ 71,966	$ 94,850	$ (6,600)	$ 88,241
Depreciation and amortization	$ 824,166	$ 11,233	$ 21,491	$ 131,008	$ 987,900	$ (3,008)	$ 984,891
Capital expenditures	$ 1,549,850	$ 17,275	$ 15,150	$ 83,491	$ 1,665,783	$ (5,866)	$ 1,659,908
Identifiable assets	$15,146,358	$ 644,950	$658,591	$3,453,200	$19,903,108	$(1,800,741)	$18,102,366

Millions of yen

Year ended March 31, 2002 Pro forma (Unaudited)	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,438,535	¥349,914	¥33,355	¥207,675	¥2,029,481	¥ —	¥2,029,481
Intra-group sales and transfers	174,090	33,813	4,975	261,956	474,836	(474,836)	—
Total	1,612,626	383,727	38,331	469,632	2,504,317	(474,836)	2,029,481
Operating expenses	1,615,621	388,796	38,147	462,349	2,504,915	(474,392)	2,030,522
Operating (loss) income	¥ (2,995)	¥ (5,068)	¥ 183	¥ 7,282	¥ (598)	¥ (443)	¥ (1,041)
Depreciation and amortization	¥ 95,902	¥ 1,266	¥ 2,707	¥ 14,834	¥ 114,710	¥ (1,193)	¥ 113,517
Capital expenditures	¥ 106,368	¥ 2,000	¥ 1,858	¥ 12,338	¥ 122,566	¥ (1,980)	¥ 120,585
Identifiable assets	¥1,864,256	¥ 81,311	¥81,847	¥454,257	¥2,481,672	¥(186,836)	¥2,294,836

Millions of yen

Year ended March 31, 2001 Pro forma (Unaudited)	Air transportation	Travel services	Hotel and resort operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Sales to outside parties	¥1,506,720	¥379,591	¥37,497	¥198,349	¥2,122,158	¥ —	¥2,122,158
Intra-group sales and transfers	191,716	7,829	5,350	266,360	471,256	(471,256)	—
Total	1,698,436	387,420	42,847	464,709	2,593,414	(471,256)	2,122,158
Operating expenses	1,617,360	385,499	40,433	450,416	2,493,709	(467,934)	2,025,775
Operating income	¥ 81,076	¥ 1,921	¥ 2,413	¥ 14,293	¥ 99,705	¥ (3,322)	¥ 96,383
Depreciation and amortization	¥ 96,468	¥ 950	¥ 3,045	¥ 16,653	¥ 117,119	¥ (1,603)	¥ 115,516
Capital expenditures	¥ 75,488	¥ 2,467	¥ 1,725	¥ 6,331	¥ 86,013	¥ (1,520)	¥ 84,492
Identifiable assets	¥1,861,472	¥ 85,371	¥91,409	¥435,598	¥2,473,851	¥(194,916)	¥2,278,934

b. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of four domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the year ended March 31, 2003 and on a pro forma basis for the years ended March 31, 2002 and 2001 were as follows:

				Millions of yen
Year ended March 31, 2003	Asia and Oceania	North and South America	Europe	Total
Operating revenues from overseas operations	¥433,314	¥325,409	¥211,648	¥ 970,372
Consolidated operating revenues				¥2,083,480
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.8%	15.6%	10.2%	46.6%

				Thousands of U.S. dollars
Year ended March 31, 2003				
Operating revenues from overseas operations	$3,610,950	$2,711,741	$1,763,733	$ 8,086,433
Consolidated operating revenues				$17,362,333
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.8%	15.6%	10.2%	46.6%

				Millions of yen
Year ended March 31, 2002 Pro forma (Unaudited)				
Operating revenues from overseas operations	¥409,679	¥303,197	¥188,233	¥ 901,110
Consolidated operating revenues				¥2,029,481
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.2%	14.9%	9.3%	44.4%

				Millions of yen
Year ended March 31, 2001 Pro forma (Unaudited)				
Operating revenues from overseas operations	¥430,413	¥365,055	¥211,779	¥1,007,247
Consolidated operating revenues				¥2,122,158
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.3%	17.2%	10.0%	47.5%

c. Geographic information

Total assets in Japan at March 31, 2003 and operating revenue from operations in Japan for the year then ended represented more than 90% of consolidated total assets and consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

13. Derivatives and Hedging Activities

Certain consolidated subsidiaries have utilized forward foreign exchange contracts, currency options, and currency swaps to hedge certain foreign currency transactions related to foreign purchase commitments, principally of flight equipment and foreign accounts receivable and payable, on a consistent basis. The Company and its consolidated subsidiaries have also utilized currency swaps, interest-rate swaps and interest-rate options to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on their operating results. Certain consolidated subsidiaries have also entered into a variety of swaps and options in their management of risk exposure related to the commodity prices of fuel.

The Company and certain significant consolidated subsidiaries enter into hedging transactions in accordance with the internal guidelines and strategies established by management. The routine operations of the department which is responsible for hedging transactions have been examined by other departments. Gain and loss on hedging instruments and the assessment of hedge effectiveness, which is performed both at the inception and on an ongoing basis, are reported at meetings of the related department managers on a timely basis. Certain other consolidated subsidiaries have adopted procedures for hedging transactions which are more simplified than those adopted by the Company.

14. Subsequent Event

Certain consolidated subsidiaries have decided to decrease the number of flights scheduled in the first half of 2003 from those in their original flight schedule for the current financial year, reflecting the recent decline in passenger demand brought about by several concurrent factors: the ongoing recession in Japan, the war in Iraq, and the incidence of Severe Acute Respiratory Syndrome (SARS).

Report of Independent Auditors

The Board of Directors
Japan Airlines System Corporation

We have audited the accompanying consolidated balance sheet of Japan Airlines System Corporation and consolidated subsidiaries as of March 31, 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Japan Airlines System Corporation and consolidated subsidiaries at March 31, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles and practices generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2003 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated financial statements.



June 26, 2003

See Note 1 to the consolidated financial statements which explains the basis of presentation of the consolidated financial statements of Japan Airlines System Corporation and consolidated subsidiaries under Japanese accounting principles and practices.

As described in Note 1 to the consolidated financial statements, unaudited pro forma financial information for the years ended March 31, 2002 and 2001 has been presented solely for convenience and is outside the scope of our audit.

Company Name	Date of Establishment	Paid-in Capital	JAL's Equity Ownership (%)	Principal Business
JAPAN AIRLINES CO., LTD.	October 1, 1953	¥ 188,550 million	100.0	Air Transport
JAPAN AIR SYSTEM CO., LTD.	April 15, 1964	¥ 23,486 million	100.0	Air Transport
HARLEQUIN AIR CO., LTD.	January 20, 1997	¥ 480 million	100.0*	Air Transport
HOKKAIDO AIR SYSTEM CO., LTD.	September 30, 1997	¥ 490 million	100.0*	Air Transport
J AIR CO., LTD.	August 8, 1996	¥ 200 million	100.0*	Air Transport
JAL EXPRESS CO., LTD.	April 1, 1997	¥ 5,800 million	100.0*	Air Transport
JALWAYS CO., LTD.	October 5, 1990	¥ 3,000 million	100.0*	Air Transport
JAPAN AIR COMMUTER CO., LTD.	July 1, 1983	¥ 300 million	60.0*	Air Transport
JAPAN ASIA AIRWAYS CO., LTD.	August 8, 1975	¥ 4,310 million	90.5*	Air Transport
JAPAN TRANS OCEAN AIR CO., LTD.	June 20, 1967	¥ 4,537 million	51.1*	Air Transport
JAL CARGO SALES CO., LTD.	January 22, 2001	¥ 50 million	100.0*	Air Cargo
JAL KANSAI AIRCARGO SYSTEM CO., LTD.	December 10, 1975	¥ 123 million	54.3*	Air Cargo
JAL LOGISTICS INC.	March 28, 1970	¥ 144 million	100.0*	Air Cargo
JALTOS CO., LTD.	October 14, 1982	¥ 50 million	80.0*	Air Cargo
JUPITER GLOBAL LIMITED	May 17, 1983	HK$ 1 million	80.0*	Air Cargo
NISHINIHON AIR CARGO SERVICE COMPANY LIMITED	June 1, 1987	¥ 20 million	80.0*	Air Cargo
CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD.	August 5, 1977	¥ 200 million	60.0*	Aircraft Fuels
JAPAN FUEL TRADING CO., LTD.	November 16, 1988	¥ 25 million	100.0*	Aircraft Fuels
OKINAWA FUELLING FACILITIES CO., LTD.	November 1, 1974	¥ 100 million	60.0*	Aircraft Fuels
PACIFIC FUEL TRADING CORPORATION	November 1, 1982	US$ 1 million	100.0*	Aircraft Fuels
AIRPORT ENGINEERING & SERVICE CO., LTD.	September 11, 1958	¥ 315 million	67.5*	Aircraft Maintenance
JAL AVIATION TECHNOLOGIES CO., LTD.	July 1, 1988	¥ 47 million	100.0*	Aircraft Maintenance
JAL ENGINE TECHNOLOGIES CO., LTD.	October 1, 1988	¥ 80 million	100.0*	Aircraft Maintenance
JAL MAINTENANCE SERVICE CO., LTD.	February 10, 1982	¥ 10 million	100.0*	Aircraft Maintenance
JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.	April 1, 1988	¥ 28 million	100.0*	Aircraft Maintenance
JAL TOKYO AIRCRAFT MAINTENANCE CO., LTD.	April 1, 1983	¥ 12 million	100.0*	Aircraft Maintenance
JAPAN AIR MOTOR SERVICE CO., LTD.	August 20, 1986	¥ 10 million	100.0*	Aircraft Maintenance
JAS MAINTENANCE SUPPORT CO., LTD.	June 29, 1993	¥ 10 million	100.0*	Aircraft Maintenance
KBK CORPORATION	August 24, 1977	¥ 20 million	81.3*	Aircraft Maintenance
NIHON SERVICE CO., LTD.	November 11, 1969	¥ 12 million	68.3*	Aircraft Maintenance
ABC SKY-PARTNERS INC.	December 15, 1977	¥ 100 million	51.0*	Airport-Related Services
AERO COMMUNICATION SERVICE CO., LTD.	April 3, 1986	¥ 10 million	100.0*	Airport-Related Services
AGP CORPORATION	December 16, 1965	¥ 2,038 million	63.0*	Airport-Related Services
AGS AIR CARGO SERVICE COMPANY, LIMITED	September 2, 1999	¥ 50 million	100.0*	Airport-Related Services
AGS SKYSUPPORT COMPANY, LIMITED	July 6, 2001	¥ 20 million	100.0*	Airport-Related Services
AIRPORT GROUND SERVICE CO., LTD.	March 1, 1957	¥ 474 million	99.9*	Airport-Related Services
AVIX NAGASAKI CO., LTD	December 23, 1987	¥ 15 million	100.0*	Airport-Related Services
FUKUOKA ACS CO., LTD.	April 16, 1990	¥ 10 million	100.0*	Airport-Related Services
FUKUSHIMA INTERNATIONAL SERVICE CO., LTD.	September 21, 1992	¥ 15 million	100.0*	Airport-Related Services
GROUND AIR SERVICE CO., LTD.	February 15, 1968	¥ 24 million	100.0*	Airport-Related Services
HOKKAIDO AIR SERVICE CO., LTD.	November 20, 1974	¥ 40 million	65.0*	Airport-Related Services
J SOUTHERN SKY SERVICE CO., LTD.	June 5, 2000	¥ 20 million	100.0*	Airport-Related Services
JAL FRONTIER CO., LTD.	February 2, 1998	¥ 50 million	100.0*	Airport-Related Services
JAL HAWAII, INCORPORATED	July 1, 1998	US$ 100,000	100.0*	Airport-Related Services
JAL KYUSHU SERVICE CO., LTD.	April 3, 1986	¥ 30 million	51.0*	Airport-Related Services
JAL PASSENGER SERVICES AMERICA INCORPORATED	January 26, 1996	US$ 205,000	100.0*	Airport-Related Services
JAL PLAZA CO., LTD.	December 1, 1988	¥ 50 million	100.0*	Airport-Related Services
JAL PLUS CO., LTD.	November 16, 1988	¥ 50 million	100.0*	Airport-Related Services
JAL SKY HAKODATE CO., LTD.	May 9, 1989	¥ 15 million	100.0*	Airport-Related Services
JAL SKY OSAKA CO., LTD.	January 26, 1988	¥ 30 million	100.0*	Airport-Related Services
JAL SKY SERVICE CO., LTD.	September 13, 1982	¥ 100 million	100.0*	Airport-Related Services
JAL TOHOKU INTERNATIONAL SERVICE CO., LTD.	November 11, 1998	¥ 10 million	100.0*	Airport-Related Services
JAL WAVE CO., LTD.	December 1, 1998	¥ 30 million	100.0*	Airport-Related Services
JAL WING CO., LTD.	June 1, 1992	¥ 50 million	100.0*	Airport-Related Services
JAL SKY SAPPORO CO., LTD.	December 24, 1987	¥ 30 million	100.0*	Airport-Related Services
JAS SKYCOURT FUKUOKA CO., LTD.	January 30, 2001	¥ 10 million	100.0*	Airport-Related Services
JAS SKYCOURT OSAKA CO., LTD.	August 13, 2001	¥ 10 million	100.0*	Airport-Related Services
JAS SKYCOURT SAPPORO CO., LTD.	July 16, 1999	¥ 10 million	100.0*	Airport-Related Services
JLCOS COMPANY, LTD.	May 8, 1997	¥ 20 million	100.0*	Airport-Related Services

KANAZAWA AIR SYSTEM CO., LTD.	July 1, 1991	¥ 10 million	100.0*	Airport-Related Services
KANSAI AIRPORT GROUND SERVICE CO., LTD	April 14, 1989	¥ 120 million	100.0*	Airport-Related Services
NAGOYA INTERNATIONAL SERVICE CO., LTD.	March 5, 1984	¥ 30 million	51.0*	Airport-Related Services
NEW TOKYO SERVICE CO., LTD.	August 24, 1974	¥ 10 million	100.0*	Airport-Related Services
OKINAWA AIRPORT SERVICE CO., LTD.	October 1, 1965	¥ 33 million	100.0*	Airport-Related Services
OSAKA ACS CO., LTD.	April 16, 1990	¥ 10 million	100.0*	Airport-Related Services
SENDAI AIR SERVICE CO., LTD.	March 1, 1979	¥ 20 million	100.0*	Airport-Related Services
SERVICE CREATION INC.	December 25, 1989	¥ 30 million	95.0*	Airport-Related Services
TOA AIR SERVICE CO., LTD.	February 10, 1976	¥ 25 million	100.0*	Airport-Related Services
AAS CATERING CO., LTD.	*December 20, 1986*	*¥ 3,330 million*	*54.9**	*Catering*
HIROSHIMA CATERING CO., LTD.	November 30, 1992	¥ 100 million	80.0*	Catering
INTERNATIONAL CATERING LTD.	October 14, 1982	GBP 4 million	100.0*	Catering
INTERNATIONAL IN-FLIGHT CATERING CO., LTD.	July 20, 1971	US$ 2 million	56.7*	Catering
JAL ROYAL CATERING CO., LTD.	January 28, 1992	¥ 2,000 million	51.0*	Catering
NARITA DRY ICE CO., LTD.	August 25, 1981	¥ 50 million	100.0*	Catering
NIHON FOOD SERVICE CO., LTD.	April 5, 1973	¥ 60 million	100.0*	Catering
NIKKO INFLIGHT CATERING CO., LTD.	November 15, 1984	US$ 2 million	100.0*	Catering
TFK CORPORATION	December 9, 1959	¥ 497 million	50.7*	Catering
YAMATO SHOKUZAI CO., LTD.	June 25, 1986	¥ 50 million	100.0*	Catering
JAL ACADEMY CO., LTD.	June 10, 1985	¥ 240 million	100.0*	Cultural Activities and Publishing
JAL BUSINESS CO., LTD.	November 8, 1979	¥ 100 million	100.0*	Cultural Activities and Publishing
JAL CULTURAL DEVELOPMENT CO., LTD.	August 1, 1988	¥ 100 million	100.0*	Cultural Activities and Publishing
JAL LIVRE CO., LTD.	October 1, 2002	¥ 50 million	100.0	Cultural Activities and Publishing
JAL PLANNING CO., LTD.	March 1, 1985	¥ 72 million	85.0*	Cultural Activities and Publishing
JAL SUNLIGHT CO., LTD.	November 15, 1995	¥ 20 million	100.0*	Cultural Activities and Publishing
OFFICIAL FILING CO., LTD.	February 10, 1984	¥ 10 million	89.0*	Cultural Activities and Publishing
JAL CAPITAL CO., LTD.	July 20, 1988	¥ 3,500 million	100.0*	Financial Services
JAL CAPITAL CORPORATION	*September 4, 1992*	*US$ 20*	*100.0**	*Financial Services*
JALCARD INC.	October 30, 1984	¥ 400 million	100.0*	Financial Services
JLC INSURANCE COMPANY LIMITED	November 22, 2002	US$ 2 million	100.0*	Financial Services
ASIA CREATIVE TOURS CO., LTD.	October 14, 1975	¥ 50 million	100.0*	Hotel and Travel Services
BENKAY (U.S.A.), INC.	February 6, 1986	US$ 1,000	100.0*	Hotel and Travel Services
CHITOSE INTERNATIONAL HOTEL CO., LTD.	April 13, 1978	¥ 2 million	85.3*	Hotel and Travel Services
CREATIVE GREETING SERVICE, INC.	October 1, 1991	US$ 10,000	100.0*	Hotel and Travel Services
CREATIVE REISE GMBH	October 26, 1979	EUR 102.258	87.5*	Hotel and Travel Services
CREATIVE TOURS (EUROPE) B.V.	November 1, 1979	EUR 102.258	100.0*	Hotel and Travel Services
CREATIVE TOURS (SINGAPORE) PTE. LTD.	May 1, 1979	S$ 100,000	100.0*	Hotel and Travel Services
CREATIVE TOURS (SPAIN) S.A.	September 21, 1982	EUR 180.303	100.0*	Hotel and Travel Services
CREATIVE TOURS DUSSELDORF GMBH	April 1, 1991	EUR 127.822	100.0*	Hotel and Travel Services
CREATIVE TOURS LTD.	September 14, 1973	GBP 96,627	100.0*	Hotel and Travel Services
EURO CREATIVE TOURS (UK) LTD.	October 17, 1980	GBP 80,000	65.5*	Hotel and Travel Services
HAWAII HOTEL RESERVATION SYSTEM, INC.	October 1, 1997	US$ 10,000	100.0*	Hotel and Travel Services
HOKKAIDO TOUR SYSTEM CO., LTD.	February 23, 1984	¥ 122 million	99.6*	Hotel and Travel Services
HOTEL NEW NIKKO DE PARIS S.A.S.	June 5, 1996	EUR 1 million	100.0*	Hotel and Travel Services
HOTEL NIKKO (U.S.A.), INC.	July 18, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO ANNUPURI	*November 5, 1984*	*¥ 2 million*	*70.5**	*Hotel and Travel Services*
HOTEL NIKKO OF SAN FRANCISCO, INC.	July 19, 1984	US$ 1,000	100.0*	Hotel and Travel Services
HOTEL NIKKO OSAKA CO., LTD.	December 10, 1980	¥ 100 million	100.0*	Hotel and Travel Services
HOTEL NIKKO SAIPAN, INC.	September 26, 1984	US$ 21 million	87.0*	Hotel and Travel Services
J INTER CO., LTD.	February 7, 1997	¥ 10 million	100.0*	Hotel and Travel Services
J PRO CO., LTD.	December 4, 1998	¥ 30 million	100.0*	Hotel and Travel Services
J SALES OKINAWA CO., LTD.	July 5, 2000	¥ 50 million	100.0*	Hotel and Travel Services
JAL HOTELS COMPANY LTD.	July 1, 1970	¥ 4,272 million	90.7*	Hotel and Travel Services
JAL SALES CO., LTD.	November 22, 1999	¥ 3,250 million	100.0*	Hotel and Travel Services
JAL TOURS CO., LTD.	April 1, 1978	¥ 80 million	100.0*	Hotel and Travel Services
JALPAK CO., LTD.	April 4, 1969	¥ 900 million	78.0*	Hotel and Travel Services
JALPAK DE MEXICO S.A. DE C.V.	April 1, 1987	MXN 2,273,639	100.0*	Hotel and Travel Services
JALPAK HOLDING U.S.A., INC.	April 1, 1990	US$ 100	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL (THAILAND) CO., LTD.	November 9, 2000	THB 6 million	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL AMERICA, INC.	July 29, 1970	US$ 2,500 million	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL ASIA PTE LTD.	February 4, 1997	S$ 100,000	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL HAWAII, INC.	April 1, 1990	US$ 1 million	100.0*	Hotel and Travel Services

JALPAK INTERNATIONAL HONG KONG CO., LTD.	May 31, 1974	HK$ 550,000	100.0*	Hotel and Travel Services
JALPAK INTERNATIONAL MICRONESIA, INC.	April 1, 1986	US$ 1 million	99.9*	Hotel and Travel Services
JALPAK INTERNATIONAL OCEANIA PTY LIMITED	March 27, 1984	A$ 500,000	100.0*	Hotel and Travel Services
JALPAK MALAYSIA SDN. BHD.	September 19, 1970	MYR 466,000	100.0*	Hotel and Travel Services
JALPAK SERVICE INC.	July 1, 1987	¥ 125 million	100.0*	Hotel and Travel Services
JALPAK TOUR & TRAVEL (THAILAND) CO., LTD.	October 1, 1979	THB 6 million	73.3*	Hotel and Travel Services
JALSTORY CO., LTD.	October 9, 1976	¥ 35 million	74.6*	Hotel and Travel Services
JALTOUR GMBH	June 1, 1993	EUR 76,693	100.0*	Hotel and Travel Services
JAPAN TOUR SYSTEM KYUSHU CO., LTD.	May 23, 1984	¥ 95 million	100.0*	Hotel and Travel Services
JAPAN TOURS SYSTEM CO., LTD.	April 10, 1976	¥ 1,200 million	100.0*	Hotel and Travel Services
JCT INTERNATIONAL (FRANCE) S.A.	April 1, 1974	EUR 160,000	99.7*	Hotel and Travel Services
JDC GUAM INC.	April 26, 1994	US$ 1,000	100.0*	Hotel and Travel Services
J-TRAVEL HOKKAIDO CO., LTD.	December 15, 1993	¥ 20 million	100.0*	Hotel and Travel Services
J-TRAVEL KYUSHU CO., LTD.	February 1, 1988	¥ 15 million	66.7*	Hotel and Travel Services
J-TRAVEL NAGOYA CO., LTD.	November 7, 1997	¥ 40 million	51.0*	Hotel and Travel Services
J-TRAVEL OSAKA CO., LTD.	November 18, 1994	¥ 40 million	100.0*	Hotel and Travel Services
J-TRAVEL TOKYO CO., LTD.	December 15, 1993	¥ 60 million	70.0*	Hotel and Travel Services
MICRONESIAN HOSPITALITY, INC.	January 15, 1975	US$ 600,000	62.6*	Hotel and Travel Services
NANSEI TOURIST DEVELOPMENT CO., LTD.	May 1, 1981	¥ 3,000 million	76.7*	Hotel and Travel Services
NARITA NIKKO HOTEL CO., LTD.	November 24, 1977	¥ 470 million	100.0*	Hotel and Travel Services
NEW NIKKO HOTEL CO., LTD.	January 12, 1999	¥ 25 million	100.0*	Hotel and Travel Services
NIKKO HOTELS (U.K.) LTD.	May 24, 1985	GBP 21 million	100.0*	Hotel and Travel Services
OKUMA BEACH LAND CO., LTD.	June 12, 1978	¥ 1,080 million	94.4*	Hotel and Travel Services
ORIENT NETWORK (SINGAPORE) PTE. LTD.	April 9, 1979	US$ 122,002	100.0*	Hotel and Travel Services
ORIENT NETWORK JAPAN CO., LTD.	June 9, 1988	¥ 10 million	100.0*	Hotel and Travel Services
ORIENT NETWORK (INTERNATIONAL) PTE. LTD.	February 27, 1997	US$ 100,000	100.0*	Hotel and Travel Services
P.T. JALPAK INTERNATIONAL BALI	October 1, 2000	US$ 300,000	100.0*	Hotel and Travel Services
P.T. TAURINA TRAVEL JAYA	April 1, 1982	IDR 500 million	51.0*	Hotel and Travel Services
PACIFIC AIR SERVICE	October 10, 1967	¥ 48 million	74.9*	Hotel and Travel Services
PACIFIC INVESTMENT HOLDINGS CORPORATION	April 5, 1990	US$ 59 million	100.0*	Hotel and Travel Services
REISEBURO CREATIVE TOURS GES. M.B.H	March 19, 1985	EUR 72,672	75.0*	Hotel and Travel Services
SATELLITE TOURS CO., LTD.	August 17, 1979	HK$ 750,000	100.0*	Hotel and Travel Services
SHURI KANKO CO., LTD.	December 10, 1969	¥ 1,116 million	57.8*	Hotel and Travel Services
TOUR CREATE, INC.	April 1, 1994	US$ 10,000	100.0*	Hotel and Travel Services
TRANS QUALITY, INC.	June 1, 1990	US$ 200,000	100.0*	Hotel and Travel Services
UNIVERSAL HOLIDAYS, INC.	February 21, 1978	PHP 5 million	88.9*	Hotel and Travel Services
AXESS INTERNATIONAL NETWORK, INC.	July 1, 1991	¥ 700 million	75.0*	Information Services
JAS ASAHIKAWA RESORT DEVELOPMENT CO., LTD.	February 26, 1990	¥ 300 million	90.0*	Leisure and Tourism Services
TOMAKOMAI RYOKKA KAIHATSU CO., LTD.	April 10, 1989	¥ 50 million	51.0*	Leisure and Tourism Services
GLOBAL BUILDING CO., LTD.	April 14, 1989	¥ 6,954 million	100.0*	Real Estate and Construction
JAL CONSTRUCTION CO., LTD.	June 1, 1976	¥ 180 million	91.0*	Real Estate and Construction
JAPAN AIRLINES MANAGEMENT CORP.	October 20, 1989	US$ 93	100.0*	Real Estate and Construction
PACIFIC BUSINESS BASE, INC.	October 20, 1989	US$ 400	100.0*	Real Estate and Construction
JAL/DFS DUTY FREE SHOPPERS CO., LTD.	July 1, 1992	¥ 300 million	60.0*	Trading
JALUX AMERICAS, INC.	April 26, 1982	US$5 million	100.0*	Trading
JALUX EUROPE LIMITED	August 13, 1972	GBP 500,000	100.0*	Trading
JALUX INC.	March 28, 1962	¥ 2,558 million	59.1*	Trading
JAS AIRCRAFT CO., LTD.	December 4, 1990	¥ 490 million	100.0*	Trading
JAS TRADING CO., LTD.	November 4, 1994	¥ 50 million	100.0*	Trading
JTA TRADING CO., LTD.	July 1, 1985	¥ 20 million	78.0*	Trading

•Newly consolidated in fiscal year ended March 31, 2003.
** Includes holdings of the parent company and those of subsidiaries and affiliates.*

Notes:
The name HOKKAIDO PASSENGER SERVICE CO., LTD. has been changed to JALSKY SAPPORO CO., LTD.
The name JAL BUSINESS SERVICE CO., LTD. has been changed to JAL BUSINESS CO., LTD.
The name JAL LEASING CO., LTD. has been changed to JAL CAPITAL CO., LTD.
The name JAL SALES NETWORK CO., LTD. has been changed to JAL SALES CO., LTD.
The name JAS NICEWING CO., LTD. has been changed to JAL TOURS CO., LTD.
The name ORIENT NETWORK THAILAND CO., LTD. has been changed to JALPAK INTERNATIONAL (THAILAND) CO., LTD.

(As of March 31, 2003)

Air Transport
JAPAN AIRLINES CO., LTD.
JAPAN AIR SYSTEM CO., LTD.
HARLEQUIN AIR CO., LTD.
HOKKAIDO AIR SYSTEM CO., LTD.
J-AIR CO., LTD.
JAL EXPRESS CO., LTD.
JALWAYS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
JAPAN ASIA AIRWAYS CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
RYUKYU AIR COMMUTER CO., LTD.

Air Cargo
CARGO COMMUNITY SYSTEM JAPAN CO., LTD.
DAIWA AIRPORT SERVICE CO., LTD.
F.B. ON BOARD COURIER SERVICES INC.
FACT INC.
FAIRWAY EXPRESS CO., LTD.
FLEETPAK ENTERPRISES PTE. LTD.
FUKUOKA AIR CARGO TERMINAL CO., LTD.
GLOBAL LOGISTICS SYSTEM ASIA PACIFIC CO., LTD.
GLOBAL LOGISTICS SYSTEM WORLDWIDE GMBH
INTEGRATED EXPRESS LIMITED
JAL CARGO SALES CO., LTD.
JAL KANSAI AIRCARGO SYSTEM CO., LTD.
JAL LOGISTICS INC.
JALTOS CO., LTD.
JALTRANS, INC.
JAPAN AIR MAIL CO., LTD.
J-TRANS
JUPICOM COMPANY LIMITED
JUPITER AIR (CANADA) LTD.
JUPITER AIR (HONG KONG) LIMITED
JUPITER AIR (UK) LIMITED
JUPITER AIR OCEANIA LIMITED
JUPITER AIR SERVICES (MALAYSIA) SDN. BHD.
JUPITER GLOBAL LIMITED
JUPITER JAPAN CO., LTD.
JUPITER LOGISTICS PHILIPPINES, INC.
JUPITER PACIFIC FORWARDING JOINT VENTURE CO., LTD.
JUPITER SINGAPORE PTE. LTD.
MERCURY INTERNATIONAL CO., LTD.
MICOM AMERICA, INC.
NISHINIHON AIR CARGO SERVICE COMPANY LIMITED
OSAKA AIR MAIL CO., LTD.
PAN JUPITER TRANSPORT CO., LTD.
TOKYO AIR CARGO CITY TERMINAL CO., LTD.
TRENDY AIR SERVICES SDN. BHD.
U-FREIGHT JAPAN CO., LTD.
WHOLESALE COURIER (S) PTE. LTD.

Aircraft Fuels
CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD.
FUKUSHIMA AIRPORT FUELLING FACILITIES CO., LTD.
HIROSHIMA AIRPORT FUELLING FACILITIES COMPANY, LTD.
JAMAL INC.
JAPAN AIRPORT FUELING SERVICE CO., LTD.
JAPAN FUEL TRADING CO., LTD.
KAGOSHIMA AIRPORT FUELLING FACILITIES CO., LTD.
KOKUSAI AVIATION FUELING CO., LTD.
OKINAWA FUELING FACILITIES CO., LTD.
OOITA AIRPORT FUELLING FACILITIES CO., LTD.
OSAKA HYDRANT CO., LTD.
PACIFIC AIRCRAFT & AIRPORT SERVICE CO., LTD.
PACIFIC FUEL TRADING CORPORATION
SAGA AIRPORT FUELING FACILITIES CO., LTD.

Aircraft Maintenance
AIR COMPONENT MAINTENANCE COMPANY
AIRPORT ENGINEERING & SERVICE CO., LTD.
FUKUOKA A.E.C.
JAL AVIATION TECHNOLOGIES CO., LTD.
JAL ENGINE TECHNOLOGIES CO., LTD.
JAL MAINTENANCE SERVICE CO., LTD.
JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.
JAL TOKYO AIRCRAFT MAINTENANCE CO., LTD.
JAMCO CORPORATION
JAPAN AIR MOTOR SERVICE CO., LTD.
JAPAN TURBINE TECHNOLOGIES CO., LTD.
JAS MAINTENANCE SUPPORT CO., LTD.
KANTO KIGYO CO., LTD.
KBK CORPORATION
NARITA A.E.C. SERVICE
NIHON SERVICE CO., LTD.
NITTO AIRCRAFT MAINTENANCE CO., LTD.
OAS MAINTENANCE CO., LTD.

Airport-Related Services
ABC AIRPORT SERVICE INC.
ABC SKY-PARTNERS INC.
AERO COMMUNICATION SERVICE CO., LTD.
AGP CORPORATION
AGP DEVELOPMENT CO., LTD.
AGP HOKKAIDO CO., LTD.
AGP KANSAI CO., LTD.
AGP KYUSHU CO., LTD.
AGS AIR CARGO SERVICE COMPANY, LIMITED
AGS SKYSUPPORT COMPANY, LIMITED
AIRPORT AVIATION SERVICE CO., LTD.
AIRPORT FACILITIES CO., LTD.
AIRPORT GROUND SERVICE CO., LTD.
ASAHIKAWA AIRPORT TERMINAL BUILDING CO., LTD.
AVIX NAGASAKI CO., LTD.
CHITOSE AIRPORT MOTOR SERVICE CO., LTD.
FUKUOKA ACS CO., LTD.
FUKUOKA AIRPORT BUILDING CO., LTD.
FUKUOKA TAS CORPORATION
FUKUSHIMA AIRPORT BUILDING CO., LTD.
FUKUSHIMA INTERNATIONAL SERVICE CO., LTD.
GROUND AIR SERVICE CO., LTD.
HAN HWA AIR SERVICE CO., LTD.
HOKKAIDO AIR SERVICE CO., LTD.
IWATE PREFECTURE AIRPORT TERMINAL BUILDING CO., LTD.
IZUMO AIRPORT TERMINAL BUILDING CO., LTD.
J SOUTHERN SKY SERVICE CO., LTD.
JAL AVIATION CONSULTING INCORPORATED
JAL FRONTIER CO., LTD.
JAL HAWAII, INCORPORATED
JAL KYUSHU SERVICE CO., LTD.
JAL PASSENGER SERVICES AMERICA INCORPORATED
JAL PLAZA CO., LTD.
JAL PLUS CO., LTD.
JAL SKY HAKODATE CO., LTD.
JAL SKY OSAKA CO., LTD.
JAL SKY SERVICE CO., LTD.
JAL TOHOKU INTERNATIONAL SERVICE CO., LTD.
JAL WAVE CO., LTD.
JAL WING CO., LTD.
JALSKY SAPPORO CO., LTD.
JAPAN SECURITY SUPPORT CO., LTD.
JAPAN TRANSPORTATION ENGINEERING CORP.
JAS SKYCOURT FUKUOKA CO., LTD.
JAS SKYCOURT OSAKA CO., LTD.
JAS SKYCOURT SAPPORO CO., LTD.
JLCOS COMPANY, LTD.
JUPITER GROUND SERVICE LIMITED
KANAZAWA AIR SYSTEM CO., LTD.
KANSAI AIRPORT GROUND SERVICE CO., LTD.
KITAKYUSHU AIR TERMINAL CO., LTD.
KOKUNAISEN DOTCOM CO., LTD.
KUSHIRO AIRPORT TERMINAL BUILDING CO., LTD.
KYUSHU AIRPORT SERVICE CO., LTD.
LAO-JAPAN AIRPORT TERMINAL SERVICES CO., LTD.
MATSUMOTO AIRPORT TERMINAL BUILDING CO., LTD.
MEMANBETSU AIRPORT BUILDING CO., LTD.
MISAWA AIRPORT TERMINAL CO., LTD.
NAGASAKI AIR SYSTEM CO., LTD.
NAGOYA GROUND SERVICE CO., LTD.
NAGOYA INTERNATIONAL SERVICE CO., LTD.
NAHA AIRPORT GROUND SERVICE CO., LTD.
NAHA AIRPORT PASSENGER SERVICE CO., LTD.
NANKI-SHIRAHAMA AIRPORT TERMINAL BUILDING CO., LTD.
NEW CHITOSE AIRPORT SERVICE CO., LTD.
NEW TOKYO SERVICE CO., LTD.
NISHINIHON AIRPORT SERVICE CO., LTD.
NISHINIHON PASSENGER SERVICE CO., LTD.
OBIHIRO AIRPORT TERMINAL BUILDING CO., LTD.
ODATE NOSHIRO AIRPORT BUILDING CO., LTD.
OKINAWA AIRPORT SERVICE CO., LTD.
OKINOERABU AIRPORT TERMINAL BUILDING CO., LTD.
OSAKA ACS CO., LTD.
RYUKYU AIR SYSTEM CO., LTD.
SANEI MAINTENANCE CO., LTD.
SENDAI AIR SERVICE CO., LTD.
SERVICE CREATION INC.
SHIMOJISHIMA AIRPORT FACILITY CO., LTD.
SUN MAINTENANCE CO., LTD.
TABINI HOLDINGS, INC.
TOA AIR SERVICE CO., LTD.
TOKUNOSHIMA AIRPORT BUILDING CO., LTD.
TOKUSHIMA AIR TERMINAL BUILDING CO., LTD.
TOKYO AIRPORT HEATING & COOLING CO., LTD.
TOKYO CITY AIR TERMINAL CO., LTD.
TSURUYA KOGYO CO., LTD.

Catering
AAS CATERING CO., LTD.
HIROSHIMA CATERING CO., LTD.
INTERNATIONAL CATERING LTD.
INTERNATIONAL IN-FLIGHT CATERING CO., LTD.
JAL ROYAL CATERING CO., LTD.
NAGOYA AIR CATERING CO., LTD.
NARITA DRY ICE CO., LTD.
NIHON FOOD SERVICE CO., LTD.
NIKKO INFLIGHT CATERING CO., LTD.
TFK CORPORATION
TFK DEVELOPMENT CO., LTD.
TFK INTERNATIONAL (N,Z) LIMITED
YAMATO SHOKUZAI CO., LTD.

Cultural Activities and Publishing
AIR FLITE JAPAN CORPORATION
CHICAGO TOKYO TELEVISION, INC.
JAL ACADEMY CO., LTD.
JAL BUSINESS CO., LTD.
JAL BUSINESS SERVICE MINAMI KYUSYU CO., LTD.
JAL CULTURAL DEVELOPMENT CO., LTD.
JAL LIVRE CO., LTD.
JAL PLANNING CO., LTD.
JAL SUNLIGHT CO., LTD.
OFFICIAL FILING CO., LTD.
SINO ASIA CULTURE ENTERPRISE CORPORATION
TOURISM ESSENTIALS INC.
WINDS PUBLICATIONS CO., LTD.

Financial Services
ACRES LEASING CO., LTD.
AILERON LEASING CO., LTD.
AIMS LEASING CO., LTD.

ALIVE INSURANCE PTE., LTD.
AVIONET LEASING LTD.
BLADE LEASING CO., LTD.
CAMBER LEASING CO., LTD.
FAIRING LEASING CO., LTD.
FANS LEASING CO., LTD.
FILLET LEASING CO., LTD.
FLAP LEASING CO., LTD.
GEAR LEASING CO., LTD.
HIGH SKY LEASING CO., LTD.
HONEYCOMB LEASING CO., LTD.
HORIZONTAL LEASING CO., LTD.
JAL CAPITAL CO., LTD.
JAL CAPITAL CORPORATION
JAL FSC LESSEE (CHI) COMPANY, LTD.
JAL FSC LESSEE (NC) COMPANY, LTD.
JAL FSC LESSEE (NC2) COMPANY, LTD.
JAL FSC LESSEE (PB) COMPANY, LTD.
JAL FSC LESSEE (PB2) COMPANY, LTD.
JAL LEASING (AMERICA), INC.
JAL LEASING (NETHERLANDS) B.V.
JALCARD INC.
JET LINER LEASING CO., LTD.
JF CARIB A.E.C.
JL AIRCRAFT LEASING CO., LTD.
JLC INSURANCE COMPANY LIMITED
JLMC AVIATION SERVICE CO., LTD.
KEEL LEASING CO., LTD.
LIFT LEASING CO., LTD.
NACELLE LEASING CO., LTD.
PITOT LEASING CO., LTD.
PLY LEASING CO., LTD.
PNEUMATIC LEASING CO., LTD.
PULSEJET LEASING CO., LTD.
PYLON LEASING CO., LTD.
RAM JET LEASING CO., LTD.
REDOME LEASING CO., LTD.
RIB LEASING CO., LTD.
RUDDER LEASING CO., LTD.
SCRUM JET LEASING CO., LTD.
SELCAL LEASING CO., LTD.
SLAT LEASING CO., LTD.
SPAR LEASING CO., LTD.
SPINNER LEASING CO., LTD.
STABILIZER LEASING CO., LTD.
STAR JET LEASING CO., LTD.
STATOR LEASING CO., LTD.
STRINGER LEASING CO., LTD.
SUBSONIC LEASING CO., LTD.
TAB LEASING CO., LTD.
TILLER LEASING CO., LTD.
TOGA LEASING CO., LTD.
TRANSPONDER LEASING CO., LTD.
TRIM LEASING CO., LTD.
TRIPLE A LIMITED
TWIN CRANE LEASING CO., LTD.
WINGLET LEASING CO., LTD.

Hotel and Travel Services
AIRPORT HOTEL MANAGEMENT CO., LTD.
AMERASIA REPRESENTACIONES C.A.
ASAHI RYOKOUKAI CO., LTD.
ASIA CREATIVE TOURS CO., LTD.
ASIA CREATIVE TOURS HONGKONG LTD.
BENKAY (U.S.A.), INC.
CARGO CREATIVE SERVICE CO., LTD.
CHITOSE INTERNATIONAL HOTEL CO., LTD.
CREATIVE GREETING SERVICE, INC.
CREATIVE REISE GMBH
CREATIVE TOURS (EUROPE) B.V.
CREATIVE TOURS (SINGAPORE) PTE. LTD.
CREATIVE TOURS (SPAIN) S.A.
CREATIVE TOURS DUSSELDORF GMBH
CREATIVE TOURS LTD.
CREATIVE TRAVEL (TAIWAN) LTD.
EURO CREATIVE TOURS (UK) LTD.
FOOD DESIGN INC.
HAWAII HOTEL RESERVATION SYSTEM, INC.
HOKKAIDO TOUR SYSTEM CO., LTD.
HOTEL NEW NIKKO DE PARIS S.A.S.
HOTEL NIKKO (U.S.A.), INC.
HOTEL NIKKO ANNUPURI
HOTEL NIKKO OF SAN FRANCISCO, INC.
HOTEL NIKKO OSAKA CO., LTD.
HOTEL NIKKO SAIPAN, INC.
HOTELES NIKKO S.A. DE C.V.
HUAYA DEVELOPMENT CO., LTD.
IMPERIAL TRAVEL SERVICE CO., LTD.
INCONTRA, INC.
INDO JAPAN AIR SERVICES PVT. LTD.
J INTER CO., LTD. *UNOFFICIAL
J PRO CO., LTD.
J SALES OKINAWA CO., LTD.
JAL HOTELS COMPANY LTD.
JAL HOTELS GMBH DUSSELDORF
JAL SALES CO., LTD.
JAL TOURS CO., LTD.
JALPAK CO., LTD.
JALPAK DE MEXICO S.A. DE C.V.
JALPAK HOLDING U.S.A., INC.
JALPAK INTERNATIONAL (THAILAND) CO., LTD.
JALPAK INTERNATIONAL AMERICA, INC.
JALPAK INTERNATIONAL ASIA PTE LTD.
JALPAK INTERNATIONAL HAWAII, INC.
JALPAK INTERNATIONAL HONG KONG CO., LTD.
JALPAK INTERNATIONAL MICRONESIA, INC.
JALPAK INTERNATIONAL OCEANIA PTY LIMITED
JALPAK MALAYSIA SDN. BHD.
JALPAK SERVICE INC.
JALPAK TOUR & TRAVEL (THAILAND) CO., LTD.
JALSTORY CO., LTD.
JALTOUR GMBH
JAPAN AIR SYSTEM HONG KONG CO., LTD.
JAPAN COUPON SERVICE CO., LTD.
JAPAN TOUR SYSTEM KYUSHU CO., LTD.
JAPAN TOURS SYSTEM CO., LTD.
JAPAN TOURS SYSTEM EHIME CO., LTD.
JAPAN TOURS SYSTEM SAGA CO., LTD.
JAS CUSTOMER SERVICE CO., LTD.
JCT INTERNATIONAL (FRANCE) S.A.
JDC (PACIFIC) LTD.
JDC GUAM INC.
JHC GLOBAL SERVICE CO., LTD.
JIMNA PTY LIMITED
JPI TOUR SERVICE, INC.
J-TRAVEL HOKKAIDO CO., LTD.
J-TRAVEL KYUSHU CO., LTD.
J-TRAVEL NAGOYA CO., LTD.
J-TRAVEL OSAKA CO., LTD.
J-TRAVEL TOKYO CO., LTD.
KAMPO-NO-SATO HAKUSAN OGUCHI MANAGEMENT ASSOCIATION
MICRONESIAN HOSPITALITY, INC.
MTJ DEVELOPMENT SDN. BHD.
NANSEI TOURIST DEVELOPMENT CO., LTD.
NARITA NIKKO HOTEL CO., LTD.
NEW NIKKO HOTEL CO., LTD.
NIKKO CREATIVE SERVICE S.A.
NIKKO HOTEL MANAGEMENT (THAILAND) CO., LTD.
NIKKO HOTELS (U.K.) LTD.
OKUMA BEACH LAND CO., LTD.
ORIENT NETWORK (SINGAPORE) PTE LTD.
ORIENT NETWORK JAPAN CO., LTD.
ORIENT NETWORK (INTERNATIONAL) PTE. LTD.
P.T. JALPAK INTERNATIONAL BALI
P.T. TAURINA TRAVEL JAYA
PACIFIC AIR SERVICE
PACIFIC INVESTMENT HOLDINGS CORPORATION
PARIS LIMOUSINE SERVICE S.A.R.L.
REISEBURO CREATIVE TOURS GES. M.B.H
SATELLITE TOURS CO., LTD.
SHURI KANKO CO., LTD.
STS ENTERPRISES, INC.
SUN INTERNATIONAL TRAVEL, INC.
SUN TRAVEL CO., LTD.
TNN GUAM INC.
TOKYO HUMANIA ENTERPRISE INC.
TOUR CREATE, INC.
TRANS QUALITY, INC.
TROPICAL LAUNDRY AND LINEN SUPPLY COMPANY, LTD.
UNIVERSAL HOLIDAYS, INC.
VIEW WORLD COMPANY LIMITED
WING ON JAS NICEWING LTD.

Information Services
AVICOM JAPAN CO., LTD.
AVIONET (THAILAND) COMPANY LTD.
AVIONET (H.K.) LTD.
AXESS INTERNATIONAL NETWORK, INC.
E-MILENET LTD.
JAL AVIONET (EUROPE) LTD.
JAL AVIONET USA
JAL INFORMATION TECHNOLOGY CO., LTD.
JTA INFORMATION & COMMUNICATION CO., LTD.

Leisure and Tourism Services
ASIA WINDS DEVELOPMENT CO., LTD.
HIROKAWA RESORT TOWN CO., LTD.
JAS ASAHIKAWA RESORT DEVELOPMENT CO., LTD.
TOMAKOMAI RYOKKA KAIHATSU CO., LTD.

Limousine Services
AIRPORT TRANSPORT SERVICE CO., LTD.
AZUMA KOTSU CO., LTD.
KANSAI AIRPORT TRANSPORTATION ENTERPRISE
OSAKA AIRPORT TRANSPORT CO., LTD.
SOUTHERN AIRPORT KOTSU CO., LTD.

Real Estate and Construction
ANTARES INTERNATIONAL LIMITED
BLANCO VENDE, LTD.
GLOBAL BUILDING CO., LTD.
JAL CONSTRUCTION CO., LTD.
JAPAN AIRLINES MANAGEMENT CORP.
KOKEN CO., LTD.
NAHA GENERAL BUILDING SERVICE CO., LTD.
PACIFIC BUSINESS BASE, INC.
SHEEN CHART LIMITED
TERMINAL ONE MANAGEMENT INC.
TOKYO FLIGHT KITCHEN RESTAURANTES LTDA.

Trading
INTERNATIONAL AIRPORT CLEANING CO., LTD.
JAL/DFS DUTY FREE SHOPPERS CO., LTD.
JALUX AIRPORT, INC.
JALUX AMERICAS, INC.
JALUX ASIA LTD.
JALUX EUROPE LIMITED
JALUX HAWAII, INC.
JALUX INC.
JAS AIRCRAFT (U.S.A.) CORP.
JAS AIRCRAFT CO., LTD.
JAS AIRCRAFT S.A.
JAS TRADING CO., LTD.
JAS TRADING HONG KONG LTD.
JET FRESH THAILAND CO., LTD.
JTA TRADING CO., LTD.
KANTO TRADING CO., LTD.
MARUYOSHI CO., LTD.
NJS COMPANY, LTD.
NORDIS CO., LTD.
TOKYO BAY RESTAURANT CO., LTD.
TOKYO KINAI YOHIN CO., LTD.
TOKYO KOKU CLEANING CO., LTD.

AMSTERDAM
Office Centre Bldg. 2nd Floor
Jozef Israelskade 48e
1072 SB Amsterdam, THE NETHERLANDS
Phone: 0205-829-488 (Reservations & Information)

ANCHORAGE
PCS America INC.
4601 Satelite Dr.Suite NA206 Anchorage, Alaska
99502 U.S.A.
Phone: 907-248-6690

ATLANTA
4200 South Cargo Drive CSC Building-D,
Room 215, Atlanta, GA30320, U.S.A.
Phone: 404-530-2225

AUCKLAND
Jalpak International Oceania Pty. Ltd.
12th Floor, Westpac Tower,
120 Albert Street,
Auckland, NEW ZEALAND
Phone: (09)3799-906

BANGKOK
JAL Bldg., 254/1 Ratchadaphisek Road
Huaykwang, Bangkok, 10320, THAILAND
Phone: (02)692-5151~62 (Reservations)

BEIJING
1st Floor, Chang Fu Gong Office Bldg.,
Jianguo Menwai Dajie,
Beijing, P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

BRISBANE
Jalpak International Oceania Pty. Ltd.
Level 14, Waterfront Place 1 Eagle St.,
Brisbane, QLD.4000, AUSTRALIA
Phone: (07)3229-9916

BUSAN
Kookje Bldg., #1602, 69, 6-Ka
Jungang-Dong, Jung-Ku,
Busan, KOREA
Phone: (051)469-1215 (Reservations & Ticketing)

CAIRO
1, El Saleh Ayoub St., Zamalek
Cairo, EGYPT
Phone: (02)738-1422

CHICAGO
Terminal 5, Chicago O'Hare
International Airport,
Chicago Illinois 60666, U.S.A.
Phone: 1-800-525-3663 (Reservations)

DALIAN
14th Floor Senmao Bldg.,
147 Zhongshan Road,
Xigang District, Dalian, P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

DENPASAR
P.T. Kayanmas Bali
JL. Bypass I Gusti Ngurah Rai 100X, Tuban,
Denpasar 80030 Bali, INDONESIA
Phone: (0361)757077, 764733

FRANKFURT
Rossmarkt 15,
60311 Frankfurt/Main 1, GERMANY
Phone: 01802228700 (Reservations & Information)
(069)13600 (Administration)

GUAM
Guam International Airport,
Guam, U.S.A.
Phone: 642-6425~6 (Reservations & Ticketing)

GUANGZHOU
China Hotel A-201, Liu Hua Lu, Guangzhou
510015, P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

HANOI
O.S.C. Travel (S.M.I Group) Co. Ltd.
5th Floor, 63 Ly Thai To Bldg.
63 Ly Thai To St., Hanoi, VIETNAM
Phone: (4)8266693

HO CHI MINH CITY
O.S.C Travel (S.M.I Group) Co. Ltd.
3rd Floor, Sheraton Saigon Hotel & Towers
Ho Chi Minh City, 88 Dong Khoi St.Dist.1
Ho chi minh City, VIETNAM
Phone: (8)8219099

HONG KONG
30th Floor, Tower 6,
The Gateway, Harbour City,
9 Canton Road, Tsim Sha Tsui, Kowloon,
Hong Kong S.A.R., P.R. of CHINA
Phone: 2523-0081 Chinese/English (Reservations & Information)

HONOLULU
Honolulu International Airport,
300 Rodgers Blvd.,
Honolulu, Hawaii 96819, U.S.A.
Phone: 1-800-525-3663, (808)521-1441 (Reservations)

JAKARTA
Kyoei Prince Building Ground Floor, JL.,
Jenderal Sudirman, Kav. 3-4,
Jakarta, 10220, INDONESIA
Phone: (021)572-3211 (Reservations)
(021)572-3223 (Sales)
(021)572-3227 (Ticketing)

KAOHSIUNG
Japan Asia Airways
Kaohsiung Chung-Cheng Bldg. 4F 2,
Chung-Cheng 3rd., Kaohsiung, Taiwan
Phone: 0800-065151

KONA
KONA INTERNATIONAL AIRPORT AT KEAHOLE
P.O. Box 3300, Kailua-Kona, Hawaii 96745
U.S.A.
Phone: 1-800-525-3663

KUALA LUMPUR
Suite 20-03 Level 20 Menara citibank 165
Jalan Ampang, 50450 Kuala Lumpur,
MALAYSIA
Phone: (03)2161-1722~6 (Reservations)

KUNMING
3rd Floor, Bank Hotel Kunming 399
YouthRoad, Kunming, Yunnan 650011, P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

LAS VEGAS
MCCARRAN INTERNATIONAL AIRPORT
P.O. Box 11185, Las Vegas,
Nevada 89111-1185, U.S.A.
Phone: 1-800-525-3663 (Reservations)

LONDON
Hanover Court, 5 Hanover Square,
London W1R 0DR, U.K.
Phone: (0845)7-747-700 (Reservations & Information)

LOS ANGELES
300 N. Continental Blvd., Suite 401,
El Segundo CA 90245, U.S.A.
Phone: 1-800-525-3663 (Reservations & Ticketing)

MADRID
Calle Principe de Vergara,
111 Dpo. 1-Derecha,
28002, Madrid, SPAIN
Phone: 9011-74770 (Reservations & Information)
(91)594-0299 (Sales)

MANILA
2nd Floor 6788 Ayala Avenue, Oledan Square,
Makati City, (Manila), PHILIPPINES
Phone: (02)886-6868 (Reservations)

MEXICO CITY
Paseo de la Reforma, 295,
06500 Mexico City, D.F. MEXICO
Phone: (555)242-0150

MILAN
Via San Clemente 1, 20122 Milan, ITALY
Phone: 8-488-74700 (Reservations & Information)

MOSCOW
4th Floor, GALS Tower, 1st Tverskaya
Yamskaya St.5, Moscow, 125047, RUSSIA
Phone: (095)730-3070

NEW DELHI
Chandralok Bldg. 36, Janpath,
New Delhi-110 001, INDIA
Phone: (011)23323174, 23327608

NEW YORK
461 5th Ave., 6th Floor, New York,
New York 10017, U.S.A.
Phone: 1-800-525-3663 (Reservations)

PARIS
1, Rond-Point des Champs Elysées,
Marcel Dassault, 75008 Paris, FRANCE
Phone: 0810-747-700 (Reservations & Information)
0144355525 (Administration)

QINGDAO
3rd Floor, Crowne Plaza Qingdao, 76,
Xiang Gang Zhong Lu, 266071 Qingdao,
P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

ROME
Rome Leonardo Da Vinci International Airport,
00050, Fiumicino, Rome, ITALY
Phone: 8-488-74700 (Reservations & Information)

SAIPAN
P.O. Box 469, Saipan, MP 96950, U.S.A.
Phone: (670)234-6553~4 (Reservations & Ticketing)

SAN FRANCISCO
5th Floor, Hotel Nikko San Francisco,
222 Mason St., Suite 508
San Francisco, California 94102, U.S.A.
Phone: 1-800-525-3663 (Reservations)

SÃO PAULO
Av. Paulista 542
São Paulo-SP., BRAZIL
Phone: (011)251-5222 (Reservations)

SEOUL
Paiknam Bldg., 188-3, Eulchi-Ro,
1-Ka Chung-Ku, Seoul, KOREA
Phone: (02)757-1711 (Reservations)

SHANGHAI
Room 435, Mall, Plaza 66, No. 1266,
Nanjing West Road, Shanghai, P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

SINGAPORE
16 Raffles Quay #03-01,
Hong Leong Bldg., Singapore 048581
Phone: 62210522

SYDNEY
14th Floor Darling Park, 201 Sussex Street,
Sydney, NSW 2000, AUSTRALIA
Phone: (02)9272-1111 (Reservations)
(02)9272-1100 (Sales)

TAIPEI
Japan Asia Airways
IBM Bldg., No. 2, Tun Hua S. Rd.,
Taipei, Taiwan
Phone: (02)8771-6003, 0800-065151

TIANJIN
1st Floor, Tianjin International Bldg.,
75 Nanjing Road, Tianjin, P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

VANCOUVER
25th Floor, 1075 West Georgia St., Vancouver,
B.C., CANADA, V6E3C9
Phone: 1-800-525-3663 (Reservations)

VIENNA
Kärntnerstrasse 11/4 Stock Eingang:
Weihburggasse 2, A-1010 Vienna, AUSTRIA
Phone: (01)5029-18888 (Reservations & Information)
(01)512-7522 (Ticketing)

XIAMEN
1st Floor, The Bank Centre,
No. 189 Xiahe Road, Xiamen,
Fujian, P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

XIAN
Xi an Xian Yang International Airport Termnal
Bldg., XianYang, 715032, P.R. of CHINA
Phone: 800(810)5551 Japanese/Chinese (Reservations & Information)
800(810)5553 Cantonese/English (Reservations & Information)

ZURICH
Sihlstrasse 55, 8001
Zurich, SWITZERLAND
Phone: 0844-888-700 (Reservations & Information)

JAPAN
Japan Airlines System
Shinagawa Intercity Tower-A, 2-15-1
Konan Minato-ku, Tokyo 108-6024, JAPAN

Japan Airlines
0120-25-5931 (International)
0120-25-5971 (Domestic)

Japan Air System
0120-7-11283 (International)
0120-5-11283 (Domestic)

Kitami
Asahikawa
Kushiro
Obihiro
Sapporo
Hakodate
Aomori
Morioka
Akita
Sendai
Yamagata
Fukushima
Tokyo
Niigata
Nagano
Nagoya
Kanazawa
Toyama
Osaka
Wakayama
Okayama
Hiroshima
Takamatsu
Tokushima
Matsuyama
Kochi
Yamaguchiube
Matsue
Kitakyushu
Fukuoka
Nagasaki
Kumamoto
Oita
Miyazaki
Kagoshima
Amami
Okinawa

JAL Group Route Network

As of July 31, 2003


Fairbanks
Anchorage
Vancouver
Denver
Colorado Springs
San Francisco
San Jose
Los Angeles
Orange County
(Santa Ana)
San Diego
Las Vegas
Honolulu
Kona
(Hawaii)
Phoenix
Oklahoma City
Memphis
Austin
San Antonio
Monterrey
Guadalajara
Mexico City
Houston
Dallas
Minneapolis
Bloomington
Detroit
Chicago
Indianapolis
ST. Louis
Nashville
Atlanta
Neworleans
Orlando
Miami
Cancun
Ottawa
Montreal
Boston
New York
Toronto
Buffalo
Philadelphia
Rochester
Pittsburgh
Cleveland
Washington
Durham
Columbus
Charlotte
Dayton
Cincinnati
San Juan
São Paulo
Stockholm
Amsterdam
Copenhagen
Moscow
London
Hamburg
Berlin
Duesseldorf
Frankfurt
Munich
Paris
Zurich
Barcelona
Milan
Madrid
Rome
Istanbul
Aero Mexico
Air France
Air New Zealand
Alitalia
American Airlines
British Airways
Cathay Pacific Airways
China Eastern Airlines
China Southern Airlines
Emirates Airline
Iberia
Lufthansa Cargo AG
Northwest Airlines
Quantas Airways
Scandinavian Airlines System
Singapore Airlines Cargo
Swiss International Air Lines
Thai Airways International
Turkish Airlines
Vietnam Airlines
Above cities include code-sharing destinations with these airline companies.

International Routes

Beijing
Dalian
Tianjin
Seoul
Xian
Qingdao
Pusan
Fukuoka
Osaka
Hiroshima
Delhi
Shanghai
Kagoshima
Kanazawa
Sapporo
Niigata
Sendai
Tokyo
Nagoya
Kunming
Xiamen
Naha
Guanzhou
Hong Kong
Hanoi
Bangkok
Saipan
Guam
Manila
Ho Chi Minh City
Kuala Lumpur
Singapore
Jakarta
Denpasar
Cairns
New Caledonia
(Noumea)
Brisbane
Auckland
Sydney
Melbourne
Christchurch

Domestic Routes



Memanbetsu
Asahikawa
Kushiro
Obihiro
New Chitose
Hakodate
Aomori
Misawa
Akita
Hanamaki
Yamagata
Sendai
Fukushima
Niigata
Oki
Komatsu
Toyama
Matsumoto
Izumo
Tajima
Narita
Haneda
Hiroshima
Hiroshima-Nishi
Okayama
Nagoya
Itami
Yamaguchiube
Kansai
Kitakyusyu
Fukuoka
Nanki Shirahama
Nagasaki
Kochi
Tokushima
Oita
Kumamoto
Takamatsu
Matsuyama
Miyazaki
Kagoshima
Tanegashima
Yakushima
Kikai
Amami
Oshima
Tokunoshima
Okinoerabu
Yoron
Kumejima
Naha
Aguni
Kerama
Yonaguni
Hateruma
Miyako
Tarama
Ishigaki
Kita Daito
Minami Daito

MEMBER OF THE BOARD OF DIRECTORS

Assignments as of June 26, 2003

Isao KANEKO
President & CEO (JAL Group CEO)
Chairman, Integration conference
Chairman, Flight safety committee

Toshiyuki SHINMACHI
Executive Vice President
Senior Vice President, Associated Business
Senior Vice President, Corporate Affairs
Senior Vice President, Brand Management
Chairman, Corporate compliance & business risk management committee

Takenori MATSUMOTO
Senior Managing Director
Chairman, Environmental Committee

Hidekazu NISHIZUKA
Senior Managing Director
Senior Vice President, Human Resources Planning
Senior Vice President, Purchasing

Fumitaka KURIHARA
Managing Director
Senior Vice President, Corporate Management
Executive Officer, Purchasing

Gentaro MARUYAMA
Managing Director
Senior Vice President, Corporate Management
Senior Vice President, General Manager, Finance & Investor Relations

Nobuyoshi SERA
Senior Vice President, Finance & Investor Relations

Susumu MIYOSHI
Senior Vice President, Corporate Compliance

Minoru MORIKAWA
Senior Vice President

Katsuo HANEDA
Senior Vice President

Takashi MASUKO
Senior Vice President

Toshiki OKAZAKI
Senior Vice President

Shunji KONO
Senior Vice President

Ken MOROI
Senior Vice President

Shinobu SHIMIZU
Senior Vice President

EXECUTIVE OFFICERS

Assignments as of April 1, 2003

Satoshi ENDO
Senior Executive Officer,
Corporate Safety and Environmental Affairs

Sumio YASUNAGA
Executive Officer, Corporate Affairs
Vice President, Executive Secretariat Office

Hideyuki KANENARI
Executive Officer, Corporate Management
Vice President, Strategic Policy and Research

Fumio TSUCHIYA
Executive Officer, Corporate Management
Executive Officer, Integration Conference

Masuhisa YOKOYAMA
Executive Officer, Human Resources Planning

Toshihide NAKAMURA
Executive Officer, Corporate Management

Haruka NISHIMATSU
Executive Officer, Finance & Investor Relations
Vice President, Finance

AUDITORS

Assignments as of June 26, 2003

Yasunaka FURUKAWA
Senior Corporate Auditor of the Board

Toshiyuki SAKAI
Senior Corporate Auditor of the Board

Shigeo MATSUI
Corporate Auditor of the Board

Seiso NEO
Corporate Auditor of the Board

Yoshihisa AKIYAMA
Corporate Auditor of the Board

Masao NISHIMURA
Corporate Auditor of the Board

Investor Information

Company Name: Japan Airlines System Corporation
(Japan Airlines Group Holding Company)
Date of Foundation: October 2, 2002
Head Office: Shinagawa Intercity Tower-A, 2-15-1 Konan, Minato-ku, Tokyo 108-6024, Japan
Phone: 81-3-5769-6097 Fax: 81-3-5769-6492
Paid-in Capital: ¥100,000,000,000
Number of Shares:

Authorized	7,000,000,000 shares
Issued	1,980,465,250 shares

Floating Stock: 34.45%
Number of Shareholders: 271,597 including 451 non-Japanese
Major Shareholders:

Name	Number of Shares Held (Thousands)/ Percentage of Total Shares Outstanding
Mizuho Corporate Bank, Ltd.	88,611/4.60
Tokyu Corporation	80,397/4.17
Eitaro Itoyama	70,000/3.63
The Tokio Marine and Fire Insurance Co., Ltd.(*)	52,390/2.72
Nissay Dowa General Insurance Co., Ltd.	44,960/2.33
Nippon Life Insurance Company	41,392/2.15
Fukoku Mutual Life Insurance Company	39,635/2.06
Kokusai Kogyo Co., Ltd.	34,627/1.80
JAL Group Employee's Shareholding	34,402/1.78
The Bank of Tokyo-Mitsubishi, Ltd.	33,917/1.76

* The Tokio Marine and Fire Insurance Co., Ltd. and The Nichido Fire and Marine Insurance Co., Ltd. formed a holding company, Millea Holdings, Inc., on April 2, 2002, by share transfer. The number of shares of the Company that The Nichido Fire and Marine Insurance Co., Ltd. owned as of March 31, 2003 was 22,713,000 shares (ratio of shareholding: 1.18%).

Stock Listings: Tokyo, Osaka, and Nagoya stock exchanges; Depositary receipts traded through the OTC (U.S.A.)
Fiscal Year-End: March 31
General Meeting of Stockholders: June
Stock Transfer Agent: UFJ Trust Bank, Limited
Share Handling Office: 10-11, Higashi-Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan
Date for Confirmation of Stock Ownership: March 31
Newspaper for Public Notice: Nihon Keizai Shimbun
Auditor: Shin Nihon & Co.

(As of March 31, 2003)



Japan Airlines System Corporation
(Japan Airlines Group Holding Company)

Shinagawa Intercity Tower-A, 2-15-1 Konan, Minato-ku,
Tokyo 108-6024, Japan
URL: http://www.jal.jp

Printed in Japan
Printed on recycled paper